Companhia de Bebidas das Americas - AmBev








COMPANHIA DE BEBIDAS
DAS AMERICAS - AMBEV
CONSOLIDATED FINANCIAL STATEMENTS UNDER
BRAZILIAN GAAP RECONCILED
TO U.S. GAAP AT DECEMBER 31, 2002
AND 2001, AND FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED DECEMBER 31, 2002
AND REPORT OF INDEPENDENT ACCOUNTANTS










INDEX TO CONSOLIDATED FINANCIAL STATEMENT                      PAGE
-----------------------------------------                      ----

Report of Independent Accountants                               F-2
Consolidated Balance Sheet                                      F-3
Consolidated Statement of Operations                            F-5
Statements of Changes in Shareholders' Equity                   F-7
Consolidated Statement of Changes in Financial Position         F-9
Consolidated Statement of Cash Flows                            F-11
Notes to the Consolidated Financial Statements                  F-13

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders
Companhia de Bebidas das Americas - AmBev


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of changes in financial position present fairly, in all material respects, the financial position of Companhia de Bebidas das Americas - AmBev and its subsidiaries at December 31, 2002 and 2001 and the results of their operations and their changes in financial position for each of the three years in the period ended December 31, 2002, in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Brazil and in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, prepared in conformity with accounting practices adopted in Brazil. The statement of cash flows which provides supplemental information about the Company and its subsidiaries is not a required component of the financial statements. We also applied the audit procedures described in the previous paragraph to the statement of cash flows and, in our opinion, it is fairly stated in all material respects in relation to the financial statements taken as a whole. As described in Note 2 (a), the Company has restated the statement of cash flows.

As discussed in Note 2(k), on January 1, 2002 the Company began accounting for its employee benefit obligations on an actuarial basis as provided by NPC No. 26, Accounting for Employees Benefits.

Accounting practices adopted in Brazil vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated results of operations, for each of the three years in the period ended December 31, 2002 and the determination of shareholders' equity, at December 31, 2002 and 2001, to the extent summarized in Note 21. As discussed in Note 21(e), on January 1, 2002 the Company adopted SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets.


PricewaterhouseCoopers                              Sao Paulo, Brazil
Auditores Independentes                             January 31, 2003 except as
                                                    to Note 20(b) which is
                                                    dated as of April 17, 2003

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31
EXPRESSED IN MILLIONS OF REAIS
-------------------------------------------------------------------------------

ASSETS                                             2002        2001
                                              ---------   ---------
                                              (RESTATED)  (RESTATED)
Current assets
  Cash and cash equivalents                     1,131.6     1,412.8
  Short-term investments                        2,158.4     1,185.8
  Unrealized gain on derivatives                  214.9
  Trade accounts receivable, net                  679.0       802.6
  Taxes recoverable                               410.2       336.0
  Inventories                                     859.7       806.7
  Other (Note 5)                                  139.8       176.8
                                              ---------   ---------
                                                5,593.6     4,720.7
                                              =========   =========
Non-current assets
  Deferred income tax                           1,558.3     1,160.3
  Restricted deposits for legal proceedings       238.3       183.6
  Tax incentive investments and deposits           18.7        74.8
  Assets held for sale                            121.5       104.5
  Advances to employees for purchase of shares    324.8       215.2
  Other (Note 5)                                  444.3       496.4
                                              ---------   ---------
                                                2,705.9     2,234.8
                                              =========   =========
Permanent assets
  Investments
    Goodwill and negative goodwill (Note 9)       626.9       617.6
    Other                                          10.4        45.0
                                              ---------   ---------
                                                  637.3       662.6
  Property, plant and equipment (Note 6)        3,289.1     3,277.7
  Deferred charges (Note 7)                       155.5       168.8
                                              ---------   ---------
                                                4,081.9     4,109.1
                                              ---------   ---------
TOTAL ASSETS                                   12,381.4    11,064.6
                                              =========   =========

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31
EXPRESSED IN MILLIONS OF REAIS                                      (CONTINUED)
-------------------------------------------------------------------------------



LIABILITIES AND SHAREHOLDERS' EQUITY                2002        2001
                                               ---------   ---------
                                               (RESTATED)  (RESTATED)
Current liabilities
  Suppliers                                        789.1       571.2
  Payroll and related charges                       59.7       141.9
  Loans and financings (Note 10)                   607.4     1,720.0
  Taxes on income payable                           74.4        72.3
  Other taxes payable                              619.4       601.2
  Other (Note 13)                                  683.6       341.2
                                               ---------   ---------
                                                 2,833.6     3,447.8
                                               =========   =========
Long-term liabilities
  Loans and financings (Note 10)                 3,879.3     2,849.4
  Accrued liability for contingencies (Note 12)  1,014.9       815.5
  Sales tax deferrals (Note 11)                    306.9       347.0
  Other (Note 13)                                  137.9       152.5
                                               ---------   ---------
                                                 5,339.0     4,164.4
                                               ---------   ---------
Minority interest                                   79.2        88.9
                                               ---------   ---------
Commitments and contingencies (Note 12)

Shareholders' equity
  Subscribed and paid-up capital                 3,046.2     2,944.3
  Capital reserve                                   16.6         4.9
  Revenue reserves                               1,247.3       913.7
  Treasury stock                                  (180.5)     (499.4)
                                               ---------   ---------
                                                 4,129.6     3,363.5
                                               ---------   ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      12,381.4    11,064.6
                                               =========   =========


The accompanying notes are an integral part of these consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

CONSOLIDATED STATEMENT OF OPERATIONS
EXPRESSED IN MILLIONS OF REAIS
-------------------------------------------------------------------------------



                                                       YEARS ENDED DECEMBER 31
                                                   ------------------------------
                                                       2002       2001       2000
                                                   --------   --------   --------

GROSS REVENUE                                      14,279.9   13,131.0   11,282.5
Value-added and other taxes, discounts and returns (6,954.6)  (6,605.4)  (6,032.1)
                                                   --------   --------   --------
NET SALES                                           7,325.3    6,525.6    5,250.4

Cost of sales                                      (3,341.7)  (3,366.2)  (2,843.7)
                                                   --------   --------   --------
GROSS PROFIT                                        3,983.6    3,159.4    2,406.7
                                                   --------   --------   --------
OPERATING INCOME (EXPENSES)
  Selling and marketing                              (687.2)    (707.8)    (578.6)
  Direct distribution                                (537.4)    (467.8)    (337.0)
  General and administrative                         (373.5)    (351.5)    (373.0)
  Depreciation and amortization of deferred charges  (334.6)    (256.5)    (202.3)
  Provision for contingencies and other              (123.7)     (33.9)    (269.2)
  Other operating income, net                         199.4      152.2        9.1
  Financial income (Note 16(e))                     2,530.2      358.4      374.0
  Financial expenses (Note 16(e))                  (3,277.3)    (861.5)    (698.0)
                                                   --------   --------   --------
                                                   (2,604.1)  (2,168.4)  (2,075.0)
                                                   --------   --------   --------
OPERATING INCOME                                    1,379.5      991.0      331.7

NON-OPERATING INCOME (EXPENSES), NET                  (72.1)       2.3       52.7
                                                   --------   --------   --------
INCOME BEFORE INCOME TAXES, PROFIT SHARING AND
  CONTRIBUTIONS AND MINORITY INTEREST               1,307.4      993.3      384.4
                                                   --------   --------   --------
INCOME TAX BENEFIT (EXPENSE)
  Current                                            (123.4)    (197.9)    (207.9)
  Deferred                                            404.0      146.0      613.3
                                                   --------   --------   --------
                                                      280.6      (51.9)     405.4
                                                   --------   --------   --------
INCOME BEFORE PROFIT SHARING AND CONTRIBUTIONS AND
  MINORITY INTEREST (CARRIED FORWARD)               1,588.0      941.4      789.8
                                                   --------   --------   --------

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

CONSOLIDATED STATEMENT OF OPERATIONS
EXPRESSED IN MILLIONS OF REAIS                                      (CONTINUED)
-------------------------------------------------------------------------------


                                                       YEARS ENDED DECEMBER 31
                                                   ------------------------------
                                                       2002       2001       2000
                                                   --------   --------   --------
INCOME BEFORE PROFIT SHARING AND CONTRIBUTIONS AND
  MINORITY INTEREST (BROUGHT FORWARD)               1,588.0      941.4      789.8

  Employee and management profit sharing             (112.2)     (81.3)     (53.7)
  Contributions to FAHZ (Note 14(c))                  (12.8)     (75.8)
                                                   --------   --------   --------
INCOME BEFORE MINORITY INTEREST                     1,463.0      784.3      736.1
  Minority interest                                    47.3        0.3     (265.9)
                                                   --------   --------   --------
NET INCOME FOR THE YEAR                             1,510.3      784.6      470.2
                                                   ========   ========   ========
Number of shares outstanding at year-end,
   excluding treasury shares (thousands)         38,245,915 38,620,925 38,562,858

EARNINGS PER THOUSAND SHARES AT YEAR END -
  (WHOLE REAIS ) - R$                                 39.49      20.31      12.19



The accompanying notes are an integral part of these consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
EXPRESSED IN MILLIONS OF REAIS
-------------------------------------------------------------------------------

                                                                          REVENUE RESERVES
                                    ------------------------------------------------------------
                                     SUBSCRIBED                                          FUTURE
                                    AND PAID-UP   CAPITAL                               CAPITAL
                                        CAPITAL   RESERVE     LEGAL    INVESTMENTS     INCREASE
                                    -----------   -------    -------   -----------     --------
At January 1, 2000                      1,717.5
 Repurchase of own shares for
 treasury
Reduction of capital to absorb:
  Accumulated deficit                    (310.7)
  Loss for the period ended August
    31, 2000                             (232.1)
Return of capital                        (111.8)
Rollup of minorities converting
    from Brahma into AmBev shares       1,502.3
Net income for the year
Appropriation of net income:
  Legal reserve                                                23.5
  Dividends and interest attributed
    to shareholders' equity
  Statutory reserves                                                          13.3        485.4
                                    -----------   -------    -------   -----------     --------
At December 31, 2000                    2,565.2                23.5           13.3        485.4
                                    -----------   -------    -------   -----------     --------

Prior period adjustment - change in
 accounting principle for pensions
 and benefits (Note 2(k))
Capital increase through:
  Issue of stocks to IBANN minority
    shareholders net of repurchases
    from dissenting shareholders
    (Note 15(a))                          298.3
  Employee stock ownership plan
    purchases                              80.8
  Repurchase of own shares for
    treasury
  Premium received on sale of stock
    option                                            4.9
  Net income for the year
  Appropriation of net income:
    Legal reserve                                              39.2
    Dividends and interest attributed
      to shareholders' equity
    Statutory reserves                                                        39.3        313.0
                                    -----------   -------    -------   -----------     --------
At December 31, 2001                    2,944.3       4.9      62.7           52.6        798.4
                                    -----------   -------    -------   -----------     --------

                                     F - 7

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
EXPRESSED IN MILLIONS REAIS
-------------------------------------------------------------------------------



                                                         REVENUE RESERVES
                                    ------------------------------------------------------------
                                     SUBSCRIBED                                          FUTURE
                                    AND PAID-UP   CAPITAL                               CAPITAL
                                        CAPITAL   RESERVE     LEGAL    INVESTMENTS     INCREASE
                                    -----------   -------    -------   -----------     --------

At December 31, 2001                    2,944.3       4.9      62.7           52.6        798.4
                                    -----------   -------    -------   -----------     --------
 Employee stock ownership plan
   purchases                              101.9
 Repurchase of own shares for
   treasury
 Release from investments reserve                                            (52.6)
 Cancellation of treasury shares                                                         (674.5)
 Gain on transfer of treasury
   shares to IFC (Note 15(c)(iii))                   11.7
 Net income for the year
 Appropriation of net income:
  Legal reserve                                                75.6
  Interim dividends
  Supplemental dividends
  Statutory reserves                                                          75.5        909.6
                                    -----------   -------    -------   -----------     --------
At December 31, 2002                    3,046.2      16.6      138.3          75.5      1,033.5
                                    ===========   =======    =======   ===========     ========

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN MILLIONS OF REAIS
-------------------------------------------------------------------------------



                                                                         YEARS ENDED DECEMBER 31
                                                                     -----------------------------
                                                                         2002       2001      2000
                                                                     --------   --------   -------
FINANCIAL RESOURCES WERE PROVIDED BY
  From operations:
   Net income for the year                                            1,510.3      784.6     470.2
   Expenses (income) not affecting working capital
    Deferred income tax and social contribution                        (404.0)    (146.0)   (613.3)
    Amortization of goodwill and negative goodwill, net                  90.5       94.2      87.0
    Depreciation of property, plant and equipment and
     amortization of deferred charges                                   659.5      613.9     589.2
    Accrued liability for contingencies and other                       123.7       33.9     269.2
    Interest expense on accrued liability for contingencies              32.9       13.1      19.4
    Financial charges on long-term loans                                867.3       (5.2)     65.9
    Foreign exchange gains on subsidiaries abroad                      (155.8)     (46.2)     (3.2)
    Gain arising from changes in holdings in subsidiaries                          (16.2)
    Minority interest                                                   (47.3)      (0.3)    265.9
    Book value of disposals of property, plant and
     equipment and investments                                          159.8       40.7     205.3
    Interest and charges on advances to employees for
     purchase of shares                                                 (88.1)     (33.6)    (15.6)
    Provision for losses on permanent assets                             97.5       16.1
                                                                     --------   --------   -------
                                                                      2,846.3    1,349.0   1,340.0

From shareholders:
  Capital increase - stock ownership plan purchases                     101.9       80.8
  Capital increase of minority interest in subsidiaries                                      139.7
  Premium on the placement of options to repurchase own shares                       4.9

From third parties:
  Increase in long-term liabilities and decrease in non-current assets
   Loans and financings                                                 162.6    1,900.6
   Sales tax deferrals                                                                         6.3
   Other taxes recoverable                                                                    37.4
   Assets held for sale                                                                       32.9
   Affiliated companies                                                  35.1                 33.4
                                                                     --------   --------   -------
TOTAL FUNDS PROVIDED                                                  3,145.9    3,335.3   1,589.7
                                                                     --------   --------   -------

                                     F - 9

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN MILLIONS OF REAIS                                      (CONTINUED)
--------------------------------------------------------------------------------



                                                                         YEARS ENDED DECEMBER 31
                                                                     -----------------------------
                                                                         2002       2001      2000
                                                                     --------   --------   -------
FINANCIAL RESOURCES WERE USED FOR
  Increase in non-current assets and decrease in long-term liabilities
    Restricted deposits for legal proceedings                            51.3       79.6      25.5
    Advances to employees for purchase of shares                         21.4       16.5      60.5
    Receivables from companies consolidated proportionally                          30.6
    Taxes recoverable                                                     6.0       27.5
    Other assets                                                          4.3       41.2
    Sales tax deferrals                                                            123.0
    Accrued  liability for contingencies                                 32.6      112.9      54.3
    Loans and financings                                                                     276.6
    Other liabilities                                                    28.4       13.9      15.4
  Permanent assets
    Investments                                                         107.7      220.1      22.3
    Property, plant and equipment                                       522.3      446.8     295.0
    Deferred charges                                                     45.5       82.6      28.8
  Working capital from company merged                                               27.8
  Return of capital                                                                          111.8
  Repurchase of own shares for treasury                                 337.1      246.7      10.5
  Capital increase of minority interest in subsidiaries                              2.4
  Payment of appraisal rights to former IBANN shareholders (Note 15(a))            242.2
  Proposed and declared distributions in the form of interest
    attributed to shareholders' equity and dividends                    502.2      336.6     180.1
                                                                     --------   --------   -------
TOTAL FUNDS USED                                                      1,658.8    2,050.4   1,080.8
                                                                     --------   --------   -------
INCREASE IN WORKING CAPITAL                                           1,487.1    1,284.9     508.9
                                                                     ========   ========   =======
CHANGES IN WORKING CAPITAL

CURRENT ASSETS
  At end of year                                                      5,593.6    4,720.7   2,687.6
  At beginning of year                                                4,720.7    2,687.6   3,218.0
                                                                     --------   --------   -------
                                                                        872.9    2,033.1    (530.4)
                                                                     --------   --------   -------
CURRENT LIABILITIES
  At end of year                                                      2,833.6    3,447.8   2,699.6
  At beginning of year                                                3,447.8    2,699.6   3,738.9
                                                                     --------   --------   -------
                                                                       (614.2)     748.2  (1,039.3)
                                                                     --------   --------   -------
INCREASE IN WORKING CAPITAL                                           1,487.1    1,284.9     508.9
                                                                     ========   ========   =======


The accompanying notes are an integral part of these consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

SUPPLEMENTAL INFORMATION

CONSOLIDATED STATEMENT OF CASH FLOWS
EXPRESSED IN MILLIONS OF REAIS
----------------------------------------------------------------------------



                                                                                 YEARS ENDED DECEMBER 31
                                                                          ---------------------------------
                                                                               2002        2001        2000
                                                                          ---------   ---------   ---------
                                                                          (RESTATED)  (RESTATED)  (RESTATED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year                                                     1,510.3       784.6       470.2
  Expenses (income) not affecting cash and cash equivalents
    Deferred income tax and social contribution                              (404.0)     (146.0)     (613.3)
    Amortization of goodwill and negative goodwill, net                        90.5        94.2        87.0
    Depreciation of property, plant and equipment                             659.5       613.9       589.2
       and amortization of deferred charges
    Interest expense on accrued liability for contingencies                    32.9        13.1        19.4
    Provision for losses on inventories and permanent assets                  113.4        54.0
    Interest and charges on advances to employees for purchase of shares      (88.1)      (33.6)      (15.6)
    Interest and charges on taxes and contributions                           (21.4)      (33.1)      (35.9)
    Interest and foreign exchange losses on loans, net                      2,120.4       281.7       492.9
    Unrealized exchange rate variation gains on financial assets             (840,0)      (63.9)      (50.7)
    (Gain) loss on disposal of property, plant and equipment, net              63.3        (1.5)      (40.1)
    Gain arising from changes in holdings in subsidiaries                                 (16.2)
    Foreign exchange gains on subsidiaries abroad not affecting cash, net    (108.7)      (14.0)       (5.4)
    Minority interest                                                         (47.4)       (0.3)      265.9
  Decrease (increase) in assets
    Trade accounts receivable, net                                            107.9       (91.5)     (325.9)
    Taxes recoverable                                                         (35.6)      (81.5)      117.8
    Inventories                                                                37.8      (187.0)       (6.2)
    Restricted deposits for legal proceedings                                 (51.5)      (79.6)      (25.5)
    Other                                                                      25.6       (88.9)       95.0
  Increase (decrease) in liabilities
    Suppliers                                                                 260.6        (7.7)      153.7
    Payroll and related charges                                                50.6        25.6         1.0
    Taxes on income payable                                                  (195.3)       45.8       (43.1)
    Accrued liability for contingencies                                        89.1       (73.6)      214.9
    Other                                                                     224.8        12.1        69.7
                                                                          ---------   ---------   ---------
Net cash provided by operating activities                                   3,595.0     1,006.6     1,415.0
                                                                          ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Short-term investments                                                     (808,7)     (737.8)     (171.8)
  Securities and collateral                                                  (249.3)
  Investments in affiliates and subsidiaries, net of cash acquired            (75.5)     (220.1)      (22.3)
  Payment of appraisal rights to former IBANN shareholders (Note 15(a)(i))               (242.2)
  Acquisitions of property, plant and equipment                              (522.4)     (446.8)     (295.0)
  Proceeds from disposal of property, plant and equipment                      98.3        42.1       245.4
  Expenditures on deferred charges                                            (45.5)      (82.6)      (28.8)
                                                                          ---------   ---------   ---------
Net cash used in investing activities                                      (1,603.1)   (1,687.4)     (272.5)
                                                                          ---------   ---------   ---------

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

SUPPLEMENTAL INFORMATION

CONSOLIDATED STATEMENT OF CASH FLOWS
EXPRESSED IN MILLIONS OF REAIS                                      (CONTINUED)
-------------------------------------------------------------------------------



                                                                        YEARS ENDED DECEMBER 31
                                                                 ---------------------------------
                                                                      2002        2001        2000
                                                                 ---------   ---------   ---------
                                                                 (RESTATED)  (RESTATED)  (RESTATED)
CASH FLOWS FROM FINANCING ACTIVITIES
  Loans and financings
    Issuances                                                        620.1     3,255.2       813.4
    Repayments, including interest                                (2,925.3)   (1,343.9)   (2,726.5)
  Capital subscriptions                                               29.0        80.8
  Repurchase of own shares for treasury                             (337.1)     (246.7)      (10.5)
  Premium received on sale of stock option                                         4.9
  Return of capital                                                                         (111.8)
  Dividends and interest attributed to shareholders' equity paid    (335.6)     (313.4)     (109.3)
  Advances to employees for purchase of shares, net of repayments     26.2       (16.5)      (60.5)
  Other                                                               10.5        (2.4)      139.5
                                                                 ---------   ---------   ---------
Net cash provided by (used in) financing activities               (2,912.2)    1,418.0    (2,065.7)
                                                                 ---------   ---------   ---------
EFFECTS OF EXCHANGE RATE CHANGES ON CASH                             639.1       100.2        28.3
                                                                 ---------   ---------   ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (281.2)      837.4      (894.9)

Cash and cash equivalents, at beginning of year                    1,412.8       575.4     1,470.3
                                                                 ---------   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                           1,131.6     1,412.8       575.4
                                                                 =========   =========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:
  Interest, net of capitalized interest                              559.5       260.5       265.8
  Taxes on income                                                     22.4        29.4        58.1
Non-cash transactions:
  Issuance of shares related to the IBANN transaction, net
    of repurchases (Note 15(a)(i))                                                56.0


The accompanying notes are an integral part of these consolidated financial statements.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



1    OUR GROUP AND OPERATIONS

     Companhia de Bebidas das AmEricas (the Company, AmBev or we) is a publicly held company incorporated under the laws of the Federative Republic of Brazil. AmBev and its subsidiaries, including Companhia Brasileira de Bebidas (CBB) - formerly comprising Companhia Cervejaria Brahma (Brahma) and Companhia Antarctica Paulista - Industria Brasileira de Bebidas e Conexos (Antarctica), produce, distribute and sell beer, draft beer, soft drinks, malt and other non-carbonated beverages, such as isotonic sport drinks, fruit juices, iced tea and water, in Brazil and other South American countries.

     In July 1999, the controlling shareholders of Brahma and the controlling shareholders of Antarctica announced a business combination. The combination of Brahma and Antarctica was accounted for as a merger of entities (incorporacao de acoes) at book value and the assets and liabilities were combined under a new share structure. Adjustments to the net carrying value of Antarctica assets resulted in the allocation of certain assets to goodwill. In April 2001, Brahma and Antarctica were merged to become CBB. As at December 31, 2002 and 2001, AmBev held 100% of the voting shares and 99.7% of the total shares of CBB.

     The antitrust authorities approved the combination in April 2000 and imposed certain conditions during a five-year period including the sale of the Bavaria brand in December 2000 (Note 6(b)).

     On May 2, 2002, AmBev and Quilmes Industrial S.A. (Quinsa) a Company incorporated in Luxembourg, announced an intended acquisition by AmBev of significant interest in Quinsa. The transaction was consummated on January 31, 2003 following conditional approval by the Argentine anti trust authorities (Note 20).

     AmBev has licensing agreements with PepsiCo International, Inc. (PepsiCo) to bottle, sell and distribute Pepsi products in Brazil, including the isotonic drink Gatorade. Production and distribution of Gatorade by AmBev is still under review by the Brazilian anti trust authority. We also have an agreement with PepsiCo for the bottling, sales and distribution outside Brazil of our "Guarana Antarctica" brand. The Company also has licensing agreements with Carlsberg A.S. and Miller Brewing Co. for the production of Carlsberg and Miller beers, as well as a joint venture with Unilever Brasil Ltda. for the production and distribution of Lipton Ice Tea.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



2    SUMMARY OF OUR SIGNIFICANT ACCOUNTING POLICIES

(a)  BASIS OF PRESENTATION OF OUR FINANCIAL STATEMENTS

     Our financial statements are presented in reais and are prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations issued by the Comissao de Valores Mobiliarios - CVM, or the Brazilian Securities Commission, and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil- IBRACON, or the Brazilian Institute of Independent Accountants.

     These financial statements differ from our Brazilian GAAP financial statements presented in prior years due to certain reclassifications and changes in terminology, and additional explanatory notes added to conform more closely to reporting practices in the United States.

     The Company prepares the statement of cash flows to be consistent with International Accounting Standard ("IAS") No. 7 "Cash Flow Statements". This standard defines cash equivalents as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The amounts for 2002 and 2001 have been restated to remove R$ 1,637.9 and R$ 1,063.7, respectively, of investments and derivative instruments, which were held in an exclusive fund, from cash equivalents to be more consistent with the profile of the assets held in that fund, and for 2002, 2001 and 2000 to reclassify, within the statement of cash flows, short-term investments from operating activities to investing activities.

     The financial statements as of and for the year ended December 31, 2000 include the consolidation of AmBev, Brahma and Antarctica for the year, to reflect the results of the merger which was effected on July 1, 1999.

     Certain accounting practices applied by the Company and its subsidiaries that conform with Brazilian GAAP may not conform with accounting principles generally accepted in the United States of America (U.S. GAAP) (Note 21).

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(b)  CONSOLIDATION PRINCIPLES

     The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which the Company directly or indirectly controls more than 50% of the voting shares. The consolidated financial statements also include part of the assets, liabilities, revenues and costs of investees governed by shareholder agreements, which have been consolidated based on the proportion of the equity interest the Company holds to the total capital of the investee. All significant intercompany accounts and transactions are eliminated upon consolidation. The interests of minority shareholders in the consolidated subsidiaries of the Company are separately disclosed.

(c)  FOREIGN CURRENCY TRANSLATION

     The financial statements of our subsidiaries operating outside Brazil are translated using the year-end exchange rate. Financial information of subsidiaries operating in Argentina (2002) and Venezuela (in 2002, 2001 and 2000), include inflation accounting adjustments.

     The financial statements for CCBA S.A. (CCBA) in Argentina and for C.A. Cevecera Nacional S.A. (CACN) in Venezuela include inflation accounting adjustments based on local price index variations (Argentina: measured by the National Statistics and Census Institute of Argentina - INDEC, which index increased by 118% in 2002; Venezuela: measured by Consumer Price Index - IPC, which index increased by 31.2% in 2002, 12.3% in 2001 and 13.4% in 2000). These inflation accounting adjustments generated net gains during 2002, before taxes, of R$ 76.5 in Argentina and R$ 28.8 in Venezuela (2001 - R$ 6.5; 2000 - R$ 6.6) which were recorded in Other operating income (Note 18). Gains and losses from foreign currency transactions and from the translation of the balance sheets are recognized in Other operating income.

     In addition, the financial statements of the subsidiaries and affiliates abroad include the foreign exchange gains or losses on assets and liabilities denominated in foreign currency.

     In the cases of Malteria Pampa S.A. (Malteria Pampa), Malteria Uruguay S.A. (Malteria Uruguay) and Cerveceria y Malteria Paysandu S.A. (Cympay), the U.S. dollar is considered to be the currency of their economic environment, and, therefore, their prices and cash flows are primarily based on the U.S. dollar. The following translation methodology was applied for these companies which adopt the U.S. dollar as the functional currency: (i) inventories,

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     property, plant and equipment, accumulated depreciation and shareholders' equity accounts were translated into U.S. dollars at historical exchange rates and translated into reais at current rates; (ii) monetary assets and liabilities were translated at current rates; (iii) depreciation was determined based on the U.S. dollar value of the assets, (iv) other income accounts were converted at the average exchange rates in the period; and (v) translation gains and losses are included in income for the period.

(d)  CASH AND CASH EQUIVALENTS

     Cash equivalents consist primarily of time deposits and government securities held through private mutual funds denominated in reais, having a ready market and an original maturity of 90 days or less, or which have insignificant early withdrawal penalty clauses. We also invest in money market instruments and private mutual funds denominated in U.S. dollars through our off-shore subsidiaries.

(e)   SHORT-TERM INVESTMENTS

     We buy and sell debt securities with the objective of selling in the short term. Provision for losses on these investments are recorded when the carrying amount of these assets exceed their fair value. These securities are recorded at cost plus interest at the balance sheet dates and unrealized gains (losses) are included in financial income (expenses). These securities primarily comprise foreign currency debt securities, fixed-term bank certificates and Brazilian Government bonds held through private funds.

(f)   TRADE ACCOUNTS RECEIVABLE

     Accounts receivable are stated at cost. Allowances are provided, when necessary, in amounts considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(g)  INVENTORIES

     Inventories are stated at the average cost of purchases or production, adjusted by a provision for reduction to realizable (market) values when necessary.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(h)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost, indexed for inflation through December 31, 1995 and depreciated using the straight-line method over their estimated useful lives (Note 6).

     As from 1996, pursuant to CVM Instruction No. 193, Capitalized Interest on Financing of Construction in Progress, the Company started capitalizing, as part of property, plant and equipment, interest costs incurred when an asset is under construction until such time as the asset is placed in service. Interest capitalized is limited to interest expense on loans raised to finance construction-in-progress. Interest on construction-period borrowings denominated in foreign currencies is capitalized using contractual interest rates. Expenditures for maintenance and repairs are charged to expense when incurred. Costs incurred in connection with developing or obtaining internal- use software are capitalized and depreciated over the useful lives of the software.

     Management reviews long-lived assets, primarily buildings and equipment to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable through operating activities. Write-down of the carrying value of assets or groups of assets is made if and when appropriate.

     Returnable bottles are classified as property, plant and equipment and are depreciated normally and written-off when breakage occurs as parts of Cost of sales. We maintain a small number of bottles for sale to distributors to replace bottles broken in the distribution network. These bottles are recorded in inventory and are not used during our day-to-day operations. They are not subject to depreciation.

     Assets held for sale include land and buildings and are reported at the lower of their carrying amounts or their fair values less cost to sell.

(i)  DEFERRED CHARGES

     The Company defers certain charges related primarily to acquisition and implementation of software and pre-operation expenses incurred in the construction or expansion of a new facility until the facility begins operations. Deferred charges are amortized over a period of five to ten years from the beginning of operations.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(j)  GOODWILL AND NEGATIVE GOODWILL

     The purchase accounting method is based on book values. Goodwill or negative goodwill recorded on the acquisition of a company is computed as the difference between the purchase consideration and the underlying book value (usually the tax basis) of the investment acquired. Goodwill is allocated between the write-up of tangible assets at market value and estimated future profitability; each component is amortized using the straight-line method, respectively, over the remaining lives of the tangible assets or the period of the projected profitability, generally ten years. Negative goodwill is only amortized upon realization of the related asset through sale or disposal. Generally, goodwill is not tax deductible until the assets are sold or measures are taken to restructure the assets. Goodwill amortization is recorded as Other operating expenses in our statement of operations (Note 18).

(k)  PENSION AND OTHER POST-RETIREMENT BENEFITS

     The IBRACON issued NPC Standard No. 26, Accounting for Employee Benefits, which was later approved by CVM Instruction No. 371 in December 2000. The Standard requires the recognition of net actuarial obligations relative to benefits payable to retired employees. The Company elected to record the net effect (transitional obligation or net asset) arising from the prepaid pension cost (asset) and post-retirement benefits (liability) as a direct charge to shareholders' equity as of December 31, 2001 (Note 14
     (d)).

     The cash contributions made by the Company to the pension and employee welfare foundations (Note 14) prior to December 31, 2001 were determined by independent actuaries and treated as operating expenses, although the actuarial obligation was not accrued. Since January 1, 2002 the pension obligation is recorded on an accrual basis.

(l)  COMPENSATED ABSENCES

     The liability for future compensation for employee vacations is fully accrued as earned.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(m)  DEFERRED INCOME TAXES

     Brazilian taxes on income consist of federal income and social contribution taxes, the latter being a federally mandated tax based on income. There are no taxes levied by state or local authorities on income in Brazil. The Company is subject to taxes from its operations in foreign jurisdictions.

     The tax effects of net operating loss carryforwards expected to be recovered through offset, are recorded as deferred tax assets on our balance sheet. Pursuant to CVM Deliberation No. 273/98 and CVM Instruction No. 371/02 only tax losses which are estimated to be recovered within a ten-year period based on a discounted cash flow model are recorded as assets. In the event realization of deferred tax assets is not considered probable, no such assets are recorded.

     A deferred tax liability arises in the case of an excess of net assets recorded for financial reporting purposes over the tax basis of these net assets.

     Current and non-current deferred tax assets and liabilities are presented separately.

(n)  STOCK OWNERSHIP PLAN AND ADVANCES TO EMPLOYEES FOR PURCHASE OF SHARES

     AmBev operates a stock ownership plan. The purchase consideration paid by employees is recorded as an increase in capital stock. The rights to acquire AmBev's shares granted to employees, officers or directors under the stock ownership plans do not generate a charge to income.

     The Company may provide advances to employees for the purchase of shares in accordance with the stock ownership plan and records these advances as assets. These financing arrangements normally exist for periods not exceeding four years and accrue interest at a rate of 8% per year over a designated general price index; both elements are recognized as financial income.

(o)  WARRANTS AND STOCK OPTION PREMIUMS

     The net premiums received on the placement of options and warrants are recognized in a capital reserve in shareholders' equity upon receipt.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(p)  TREASURY SHARES

     We acquire our own shares to be held in treasury and record them using the cost method, as a deduction from shareholders' equity. As authorized by the Conselho de Administracao (Board of Directors), we have repurchased preferred and common shares through our share buy-back program, which are expected to be cancelled.

     Cancellations of treasury shares are recorded as a transfer from Treasury shares to Revenue reserves.

(q)  INTEREST ATTRIBUTED TO SHAREHOLDERS' EQUITY

     Brazilian corporations are permitted to deduct, for tax purposes, interest attributed to shareholders' equity, which is paid in the form of a dividend. For financial reporting purposes, interest attributed to shareholders' equity is recorded as a deduction from unappropriated retained earnings. As required by law, we pay the related withholding tax on behalf of our shareholders (Note 15(f)).

(r)  REVENUES AND EXPENSES

     Sales revenues and related cost of sales are recognized in income when products are delivered to customers. No reserve for expected returns is recorded, as such amounts are insignificant. Other expenses and costs are recognized on an accrual basis.

     Selling and marketing expenses include costs of advertising and other marketing activities. Advertising and marketing costs are not deferred at year-end and are charged to expense ratably in relation to sales over the year in which they are incurred. Advertising expenses (including promotional materials) were R$ 280.8, R$ 269.8 and R$ 275.9 for the years ended December 31, 2002, 2001, and 2000, respectively.

     In addition to our third-party distribution networks, we operate a direct distribution system which distributes our products directly to points of sale. Direct distribution expenses include product delivery charges and the cost of sales and delivery personnel required to distribute our products.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     Expenditures relating to ongoing environmental programs are charged to income as incurred. Ongoing programs are designed to minimize the environmental impact of our operations and to manage any potential environmental risks of our activities. Provisions with respect to such costs are recorded at the time the obligation is considered to be probable and reasonably estimable.

(s)  PAYROLL, PROFIT SHARING AND RELATED CHARGES

     Our by-laws provide for the distribution to employees of up to 10% of consolidated net income, determined in accordance with Brazilian GAAP. Executive officers are entitled to profit sharing in an amount not to exceed their annual remuneration or a pro rata share of 5% of net income of the Company, whichever is lower. The bonus system operates on a three-tier performance-based structure in which the corporate efficiency targets as approved by our Board of Directors must first be achieved, followed by targets for the business units and finally individual performance targets. Only the top 60% ranked employees are then eligible to receive bonuses. The year-end provision is an estimate made by our management since the final determination of the amount payable is not available at the date of preparation of the financial statements. Amounts paid with respect to the program may differ from the liability accrued.

(t)  EARNINGS PER SHARE

     Earnings per share were calculated based on the number of shares outstanding at the end of each year, net of treasury shares.

(u)  USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to: accounting for allowance for doubtful accounts, depreciation and amortization, asset impairments, depreciable lives of assets, useful lives of intangible assets, tax valuation allowances and contingencies.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(v)  FINANCIAL INSTRUMENTS AND DERIVATIVES

     The Company enters into currency, interest rate and commodity derivatives comprised of swaps, forward and future contracts to mitigate the effects of exchange rate fluctuations on its consolidated exposure to fluctuations in foreign currencies, interest rates and prices of commodities and raw materials, especially aluminum.

     The book values of the Company's financial instruments approximate their fair values when below cost plus accrued interest. Fair values are obtained through specific market quotations or the calculation of present value, taking into account market interest rates for instruments of similar periods and risk. Any changes in the fair value of those instruments are recognized through income (Note 16).

     The outstanding balances of foreign currency, interest and commodities forward and swap operations are not recorded on the balance sheet. However, the unrealized net gains and losses from these instruments, calculated based on their fair value, are recognized on an accrual basis, in Short-term investments against Financial income or Financial expenses.

     The net results of currency forward transactions which are designated to minimize the Company's exposure to the risk of market fluctuations of principal raw materials prices denominated in foreign currency, are deferred and recognized in Cost of sales when realized.

(w)  TAX INCENTIVES

     Certain States in Brazil provide indirect tax incentives in the form of deferrable tax payments and partial or complete tax rebates for periods ranging from one to 20 years in order to promote investments in their regions (Note 11). The recognition of these benefits occurs only when the gain is definite and all conditions have been met and is recognized against Other operating income (Note 18). The benefits granted are not subject to clawback provisions in the event we do not meet the program target; however, future benefits may be withdrawn. Amounts recognized as Other operating income during 2002 totaled R$ 151.9 (2001 - R$ 96.0; 2000
     - R$ 92.9)

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(x)  RELATED PARTY TRANSACTIONS

     Transactions with related parties are eliminated on consolidation and include the purchase and sale of raw materials such as malt, labels, crown tops and various finished products. Only our interest in intercompany transactions with jointly-controlled companies consolidated on a proportional basis are eliminated.

     Intercompany loan agreements among the companies have undetermined maturity dates and accrue financial and interest charges equivalent to those obtained by the Company and its subsidiaries in the market.

(y)  RECLASSIFICATIONS

     Certain reclassifications have been made to the financial statements as of December 31, 2001, and for the years ended December 31, 2001 and 2000, in order to make them consistent with the presentation of the information as of and for the year ended December 31, 2002. There was no effect on net income for 2001 and 2000 as a result of the reclassifications.

     These reclassifications consisted primarily of: (i) the 2001 balances of unrealized gains and losses from derivative instruments reclassified from Cash and cash equivalents and Other current assets to Short-term investments; (ii) 2001 balances of deferred charges consisting of acquisition of certain intangible assets reclassified to Property, plant and equipment; (iii) certain other current and non-current assets and liabilities condensed on the face of our balance sheet and disclosed in details in the notes to the financial statements; (iv) gains arising from recovery of taxes and contributions reclassified from Non-operating income (expense), net to Other operating income, net to be consistent with the account used to record the related provisions; and (v) certain reclassifications made to our statement of cash flows for 2002 to reflect changes in beginning and ending balance of cash and cash equivalents arising from the reclassification in (i) above.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



3    TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable relate primarily to sales to domestic customers. Credit risk is minimized by the large customer base and control procedures by which we monitor the creditworthiness of customers. Changes in the allowance for doubtful accounts are as follows:

                                       2002    2001    2000
                                     ------   -----   -----

     At beginning of year             131.6   109.1    67.0
     New allowances                    12.6    41.9   133.6
     Recoveries, net of write-offs     (4.7)  (19.4)  (91.5)
                                     ------   -----   -----
     At end of year                   139.5   131.6   109.1
                                     ======   =====   =====



4    INVENTORIES

                                        2002      2001
                                       -----     -----

     Finished products                 157.8     158.7
     Work in process                    50.8      50.1
     Raw materials                     425.3     379.0
     Production materials              119.0     109.9
     Bottles and crates                 22.3      26.5
     Maintenance materials and others   84.5      82.5
                                       -----     -----
                                       859.7     806.7
                                       =====     =====

     Provisions for losses on inventory at December 31, 2002 total R$ 28.7 (2001 - R$ 30.6; 2000 - R$ 18.5) and are recorded against Maintenance materials and others.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



5    OTHER ASSETS

                                               2002      2001
                                            -------   -------
     CURRENT ASSETS
       Sundry receivables                      89.1     109.7
       Prepaid expenses                        40.1      50.6
       Advances to suppliers and others        10.6      15.3
       Dividends receivable                               1.2
                                            -------   -------
                                              139.8     176.8
                                            =======   =======
     NON-CURRENT ASSETS
       Taxes recoverable (*)                  340.7     333.0
       Prepaid pension benefit cost            21.6      20.8
       Receivable from affiliated companies              35.1
       Other                                   82.0     107.5
                                            -------   -------
                                              444.3     496.4
                                            =======   =======


     (*) At December 31, 2002, consisting primarily of zero-rated excise taxes (IPI) totaling R$ 228.1 (2001 - R$ 155.0 and value-added taxes
          (ICMS) credits totaling R$ 69.0 (2001 - R$ 42.9). The Company has recorded a contingency provision for the full amount of the excise tax asset (Note 12) as our right to recover such amounts is not recognized by the tax authorities and is subject to a definite judicial ruling in our favor.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



6    PROPERTY, PLANT AND EQUIPMENT

                                                                       ANNUAL
                                                                 DEPRECIATION
                                               2002       2001      RATES - %
                                           --------   --------   ------------
    COST
       Land                                   147.2      154.3
       Buildings                            1,895.0    1,887.1              4
       Machinery and equipment              4,407.1    3,655.2       10 to 20
       Vehicles                               622.3      601.9       10 to 20
       Other property and intangible assets   507.1      395.6        4 to 20
       Fixed assets under construction        218.2      227.2
                                           --------   --------
                                            7,796.9    6,921.3
     ACCUMULATED DEPRECIATION              (4,507.8)  (3,643.6)
                                           --------   --------
                                            3,289.1    3,277.7
                                           ========   ========

(a)  NON-OPERATING ASSETS

     The Company owns certain plants which are no longer operating, the assets of which, net of accumulated depreciation, amount to R$ 177.4 at December 31, 2002 (2001- R$ 220.9). These assets, amounting to R$ 121.5 (2001 - R$
     104.5), net of a provision for loss on the estimated sale of R$ 55.9 (2001 - R$ 43.9), are accounted for as non-current assets.

     During 2002, the Company continued to dispose of assets which were no longer operational and, upon disposal, recognized losses of R$ 6.5 as Other non-operating income (expenses) (2001 - R$ 15.8), generating net cash inflows of R$ 5.4.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(b)  SALE OF THE BAVARIA BRAND

     Pursuant to a decision rendered by the Brazilian anti trust authority, we were required to dispose of five plants, one of which was owned by our affiliate Miranda Correa. On October 1, 2000 we incorporated Bavaria
     S.A. (Bavaria) to which we contributed the plants and on November 6, 2000, sold Bavaria to Molson Inc. (Molson), a Canadian corporation for R$
     191.4. Additional consideration may be payable by Molson in the event the Bavaria brand attains specified market share levels, as measured by an independent market research firm. A minimum market share of 6.5%, in addition to intermediary targets, must be attained by 2005 to assure receipt of the full contingent price of R$ 224.7. We have recorded no such gains to date as the targets have not been met.


7    DEFERRED CHARGES

                                           2002     2001
                                         ------    -----
     Cost
       Pre-operating expenses             247.3    245.4
       Implementation and expansion
          costs                           214.0    189.5
       Other                              133.0     81.4
                                         ------    -----
                                          594.3    516.3
     Accumulated amortization            (438.8)  (347.5)
                                         ------    -----
                                          155.5    168.8
                                         ======    =====

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



8    INVESTMENTS - SIGNIFICANT DIRECT AND INDIRECT SUBSIDIARIES

                                        PERCENTAGE INTEREST              SHAREHOLDERS' EQUITY
                                             (TOTAL SHARES)            (UNSECURED LIABILITIES
                                     ------------------------    ---------------------------------
FULLY CONSOLIDATED                     2002     2001     2000       2002         2001         2000
-----------------------------------  ------   ------   ------    -------      -------      -------
Brahma                                                  100.0                              2,545.6
BSA Bebidas Ltda. (formerly Miller    100.0    100.0     50.0        7.9         11.7        (15.9)
  Brewing do Brasil Ltda.)
CACN                                   50.2     50.2     50.2       61.8         73.4         66.5
CBB                                    99.7     99.7    100.0      772.1      2,238.9        246.0
CCBA                                   70.0     70.0     70.0       70.6         74.2        106.9
Cervejaria Astra S.A. (Astra)          96.7                        243.2
Cympay                                 95.4     95.4                39.7         23.1
Companhia Cervejaria Brahma Paraguay  100.0    100.0    100.0       46.4         35.1          2.7
 (CCBP)
CRBS S.A. (CRBS)                       99.8     99.8     99.8      193.7        427.3        645.2
Eagle Distribuidora de Bebidas S.A    100.0    100.0    100.0    3,217.8      1,290.8        502.2
 (Eagle)
Hohneck                               100.0    100.0    100.0      215.5       (147.6)      (119.5)
Industria de Bebidas Antarctica do     98.8     98.8     98.8      361.5        358.1        368.6
  Sudeste S.A. (IBA Sudeste)
Industria de Bebidas Antarctica                          61.8                                887.6
  Norte-Nordeste (IBANN)
Industria de Bebidas Antarctica                 15.1     15.1                   335.3        317.6
  Polar S.A (Polar)
Jalua S.A.                            100.0    100.0    100.0    4,061.0      2,524.4      2,024.3
Malteria Pampa                        100.0    100.0    100.0      183.2         91.7         70.7
Miranda Correa                         99.4                        (15.3)
Monthiers S.A.                        100.0    100.0             3,916.5      2,399.9
Pilcomayo Participacoes S.A
  (Pilcomayo)                         100.0    100.0                (1.3)       (42.6)
Pepsi                                 100.0    100.0    100.0       74.8         61.4        182.1


PROPORTIONALLY CONSOLIDATED COMPANIES(*)

Agrega                                 50.0     50.0                 0.5          0.8
Astra                                           65.5     43.2      243.2        100.9        117.3
Miranda Correa                                  60.8     60.8                    (8.0)       (11.5)
Pilcomayo                                                50.0                                (39.0)

(*) The pro-rated balances of the proportionally consolidated companies at December 31, 2002 were: total assets - R$ 1.4 (2001 - R$ 178.6) (2001-R$ 58.9)
and cash and cash equivalents of R$ 4.0 (2001- R$ 96.5). The pro-rated net income from these investees included in the totaled R$ 2.1 (2001 - R$ 13.2).

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



9    GOODWILL AND NEGATIVE GOODWILL

                                              2002      2001
                                           -------   -------
     GOODWILL
       Antarctica                            847.3     847.3
       Astra                                 123.2      28.9
       Cympay                                 34.2      34.2
       Miranda Correa                          5.5
       Malteria Pampa                         28.1      28.1
       Pilcomayo                              50.8      50.8
       Salus                                  19.0      19.0
                                           -------   -------
                                           1,108.1   1,008.3
     Accumulated amortization               (331.3)   (226.0)
                                           -------   -------
     Total goodwill, net                     776.8     782.3
                                           -------   -------
     NEGATIVE GOODWILL
       Brahma minority conversion (roll-up) (149.9)   (149.9)
       Polar                                           (14.8)
                                           -------   -------
     Total negative goodwill                (149.9)   (164.7)
                                           -------   -------
     GOODWILL, NET                           626.9     617.6
                                           =======   =======

     Changes in the goodwill and negative goodwill, net are as follows:

                                               2002    2001
                                            -------  ------
     At beginning of year, net                617.6   614.8
        Goodwill on new acquisitions           99.8   113.9
        Negative goodwill on new acquisitions         (14.8)
        Adjustment of goodwill from Salus              (2.1)
        Amortization                         (105.3)  (94.2)
        Negative goodwill realized             14.8
                                            -------  ------
     At end of year, net                      626.9   617.6
                                            =======  ======

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(a)  COMBINATION OF BRAHMA AND ANTARCTICA

     On July 1, 1999, the controlling shareholders of Brahma and the controlling shareholders of Antarctica announced a business combination. The combination involved the formation of AmBev, a holding company to which the controlling shareholders contributed their shares of Brahma and Antarctica.

     The combination of Brahma and Antarctica was accounted for as a merger, whereby the controlling shareholders of Brahma and Antarctica each contributed their shares at the Brazilian GAAP book values of their corresponding net assets. Goodwill arising from this transaction totaled R$ 815.6 and was attributed to (i) R$ 144.6 related to property, plant and equipment to be amortized over the useful lives of the assets and
     (ii) R$ 671.0 related to future profitability to be amortized over ten years. During 2000, hindsight adjustments increased goodwill to R$ 847.3.

     In September 2000, Brahma common shareholders approved a merger by which all outstanding shares of Brahma not yet exchanged for AmBev shares were converted (rolled up) into shares of the same type and class of AmBev generating negative goodwill of R$ 149.9.

(b)  BRAZILIAN ACQUISITIONS

     In April 2001, we acquired at a public auction an additional 33,728 thousand shares of Polar, a Brazilian beer and soft drink producer. Our interest was further increased in a series of additional acquisitions from minority shareholders during 2001, which increased AmBev's direct and indirect holding to 97.4% of the voting capital and 96.2% of the total capital of Polar. The total amount paid for these interests acquired during 2001 was R$ 98.4, generating negative goodwill of R$ 14.8.

     In May 2001, we acquired, directly and indirectly (through Pati do Alferes Participacoes S.A.), 50.0% of the voting and total capital stock of Pilcomayo, increasing our interest to 100%. The consideration paid was R$ 30.5, and we recognized goodwill of R$ 50.8.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     During 2001, we acquired 11,328 thousand preferred shares of Astra increasing our interest by 22.2% to 65.5%, for a total consideration of R$ 57.9, giving rise to goodwill of R$ 28.9.

     In June and July 2002, we acquired 11,808 common shares and 56,760 preferred shares of Astra, a Brazilian beer producer, for R$ 128.5, generating goodwill of R$ 94.3 which is based on expected future profitability and is to be amortized over 10 years. As a result of this acquisition, we increased our interest in Astra from 65.5% to 96.7% and began to fully consolidate Astra as from January 1, 2002. Previously, we did not consolidate Astra as the shareholders' agreement precluded us from exercising control.

     In July 2002, we acquired 841,966 common shares, 15,488 Class A preferred shares and 446,587 Class B preferred shares of Miranda Correa, for the sum of R$ 1.00 (one real), generating goodwill of R$ 5.5 which is based on future profitability and is to be amortized over 10 years. As a result of this acquisition, we increased our interest in Miranda Correa from 60.8% to 99.4%. As a result of this increased participation, we assumed control of the management of Miranda Correa's operations, which had previously been managed by the other shareholders and began to fully consolidate this company's assets and liabilities in July 2002.

     In August 2002, Polar repurchased all of its outstanding shares, equivalent to 2.7% of its total shares for the consideration of R$ 6.8 and, as a result, AmBev realized its total negative goodwill on Polar totaling R$ 14.8.

(c)  INTERNATIONAL ACQUISITIONS

     In October 2000, we acquired a 15.1% stake in the total and voting capital of Salus, a brewer in Uruguay. The acquisition of this non-controlling interest was made through a joint venture with the Danone Group. We paid a total consideration of R$ 22.3, giving rise to goodwill of R$ 21.1, which was adjusted on a hindsight basis to R$ 19.0 in 2001.

     In February 2001, we exercised our option to acquire 95.4% of the total and voting capital of Cympay, which produces, markets and distributes malt and beer in Uruguay, for a total consideration of R$ 56.7, generating goodwill of R$ 34.2.

     On October 24, 2002, the Company and the Central American Bottling Corporation announced the formation of an alliance to operate in the beer market in Central America and the Caribbean.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



10   LOANS AND FINANCINGS

     DESCRIPTION                        FINANCIAL CHARGES          FINAL MATURITY      2002       2001
     ---------------------------- -----------------------  ---------------------- ---------  ---------
     LOCAL CURRENCY (REAIS)

       Acquisition of equipment               TJLP + 2.9%           December 2008     646.0      752.5
       ICMS tax incentives        Inflation index + 1.82%            January 2012     342.0      260.3
       Raw materials and others                                                                   29.2

     FOREIGN CURRENCIES
       Working capital
          Bond issuance                             10.7%           December 2011   1,775.9    1,164.6
          Syndicated loan                Yen/LIBOR + 2.4%             August 2004   1,157.8      694.7
          Other (**)                                                   April 2005      64.8      294.8
       Raw materials                                 6.1%           December 2010     289.1    1,178.5
       Acquisition of equipment                      8.9%            January 2009     211.1      194.8
                                                                                  ---------  ---------
                                                                                    4,486.7    4,569.4
     Less current portion
       (including short term debt)                                                   (607.4)  (1,720.0)
                                                                                  ---------  ---------
     Long-term portion                                                              3,879.3    2,849.4
                                                                                  =========  =========


     (*) BNDES  Brazilian Economic and Social Development Bank
         TJLP   Long-term interest rate fixed by government on quarterly basis:
                2002 - 10.0% (2001 - 10.0%);
         LIBOR  London Interbank Offered Rate six-month benchmark annual rate:
                2002 - 1.3% (2001 - 2.0%).

    (**) Includes loans and financing denominated in local currencies in Argentina and Venezuela.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(a)  PRINCIPAL LOAN CONTRACTS AND PROGRAMS

(i)   Acquisition of equipment

     In July 1997, we entered into a credit agreement with BNDES to finance our capital expenditures program to expand and modernize our industrial facilities and acquire machinery and equipment. The line of credit is payable in monthly installments with final maturity in July 2005. The total amount under the agreement has been drawn down.

     In May 2001, we entered into an additional credit agreement with BNDES totaling R$ 216.5 of which R$ 168.2 was received in 2001 and the remaining in 2002. The balance under the credit agreement becomes payable after one year in monthly installments with final maturity in December 2008.

(ii) ICMS tax incentive programs

     The loans relate to programs offered by certain states through which a percentage of the monthly ICMS due is financed by the state's financial agent, generally over five years from the tax due date (Note 11).

(iii) Issuance of bonds

     In December 2001, CBB issued U.S.$ 500 million 10 1/2% notes due 2011 (Notes), with a full and unconditional guarantee offered by AmBev. The bond was issued at a price equivalent to 98.56% of the nominal principal amount, with an interest rate of 12.3% including 15% withholding tax per annum, payable every six months and final maturity in December 2011.

     As determined by the bond agreement, AmBev registered the Notes on October 4, 2002 with the Securities and Exchange Commission (SEC) to cause the Notes to generally become freely transferable. These Notes contain certain covenants and events of default which, if triggered, will cause accelerated amortization.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(iv) Syndicated loan

     On August 1, 2001, CBB raised the equivalent on that date of U.S.$ 315.0 through a Japanese Yen-denominated syndicated loan. The loan has a three-year maturity and an interest rate of Yen LIBOR plus 2.4% per annum. We have contracted cross-currency interest rate swaps and forward contracts to mitigate our currency and interest rate risks, swapping the currency to the U.S. dollar and fixing our interest rate at 5.95% per annum.

     This loan is jointly guaranteed by AmBev and certain subsidiaries and is subject to indebtedness and liquidity ratios.

(v)  Raw materials

     Raw material import finance terms are normally for payment in a single installment on the 360th day, and are primarily to finance importations of malt and hops. The buyer credit financings are mostly obtained through international financial institutions.

(b)  COLLATERAL

     Loans and funding obtained from BNDES for expansion, construction of plants and purchase of equipment are covered by mortgages on land and buildings and liens on equipment. Certain loans for the purchase of raw materials, substantially malt, syndicated loans and the bonds are jointly guaranteed by the Company and its subsidiaries.

     The loans from the Brazilian Governmental Program Funds for Financing the Acquisition of Industrial Machinery and Equipment (FINAME), which are principally long-term, are secured by liens on equipment and machinery in the amount of R$ 159.0. The loans from the BNDES are secured by mortgages on certain of the plants of CBB and CCBA in the amount of R$ 781.2. The short-term financing of raw materials, principally malt, is guaranteed by promissory notes.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(c)  MATURITIES

     At December 31, 2002, the Company's long-term loans, by year of maturity, are the following:

     2004                              1,460.0
     2005                                239.2
     2006                                172.1
     2007                                131.0
     2008                                 61.7
     Subsequent years through 2011     1,815.3
                                     ---------
Total                                  3,879.3
                                     =========


11   SALES TAX DEFERRALS AND OTHER TAX CREDITS

     We currently participate in programs whereby a percentage of payments of ICMS, due from sales generated by specific production facilities, are deferrable for periods of generally five years from their original due date. Percentages deferrable usually range from 40% to 100% over the life of the program. Amounts deferrable under these programs are unlimited, except in certain states with which we have special agreements. Balances deferred generally accrue interest and are only partially inflation-indexed.


     DESCRIPTION                                           2002      2001
     --------------------------------------------------  ------    ------
     Short-term liabilities
       Loans and financings (Note 10)                     342.0     260.3
       Sales taxes deferrals (included in Other taxes
          payable)                                        154.1     139.5
                                                         ------    ------
                                                          496.1     399.8
                                                         ======    ======
     Long-term liabilities
       Sales taxes deferrals                              306.9     347.0
                                                         ------    ------
                                                          306.9     347.0
                                                         ======    ======

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



12   COMMITMENTS AND CONTINGENCIES

(a)  TAX AND LEGAL CLAIMS

     We are contesting the payment of certain taxes and contributions and have made judicial escrow deposits (Restricted deposits for legal proceedings) of equivalent or lesser amounts pending final judicial decisions. Our management believes that the accrued liability for contingencies, including interest, is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings.

     The following probable losses have been identified based on the advice of outside legal counsel and have been provided as liabilities in our financial statements.

                                                        2002      2001
                                                     -------    ------
     Indirect taxes (i)
       ICMS and IPI                                    458.1     472.9
       PIS and COFINS                                  260.3     119.7
     Labor claims (ii)                                 131.5     108.3
     Income tax and social contribution                 66.7      40.8
     Claims from distributors (iii)                     18.6      30.0
     Others                                             79.7      43.8
                                                     -------    ------
     Total accrued liabilities for contingencies     1,014.9     815.5
                                                     =======    ======

     AmBev may be exposed to additional possible risks, based on the opinion of the legal counsel, estimated at R$ 976.0 (2001 - R$ 1,000.0) which have not been provisioned. Although there can be no assurance that AmBev will prevail in every case, management does not believe that the ultimate disposition of these legal contingencies will have a material effect on AmBev's financial condition or results of operations.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     Changes in the accrued liabilities for contingencies are as follows:

                                 2002      2001
                              -------    ------
     At beginning of year       815.5     878.0
        New provisions          255.5     185.7
        Payments                (14.8)    (95.7)
        Interest                 32.8      13.1
        Reversals               (74.1)   (165.6)
                              -------    ------
     At end of year           1,014.9     815.5
                              =======    ======

     (i)  Indirect taxes

     These legal proceedings include claims for taxes on income, ICMS value-added taxes and IPI excise taxes, among others. We have filed claims against the tax authorities to assure we effectively benefit from IPI tax exemptions on certain inputs. Currently the "exemption" becomes a mere tax deferral at the time of sale. As these and other claims are contingent upon obtaining favorable, non-appealable judicial decisions, the corresponding assets, which might arise in the future, are only recognized once realization is assured.

     During 1999, we obtained an injunction permitting us to suspend payment of PIS and COFINS (taxes on revenues) on interest income. Although we have filed a claim against the tax authorities to support our view that PIS and COFINS are unconstitutional, we have recognized the legal obligation for PIS and COFINS until such time as we receive a final ruling or the relevant law is repealed. The charge to recognize the obligation in 2002 was R$ 135.0 recorded as Provision for contingencies and other (2001 - R$ 37.4; 2000 - R$ 43.6). As of December 31, 2002 the
     provision amounts to R$ 211.0 (2001 - R$ 76.0). However, upon enactment of Law No. 10,637 on December 1, 2002, which introduced new parameters for calculation of the PIS taxes, AmBev is paying PIS on prospective transactions as they accrue.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     Many Brazilian taxpayers, including us, have filed claims seeking to exclude for the period from 1988 to 1995 the indexation for inflation of certain PIS taxes. In May 2001 a decision of the appellate court ruled in favor of a plaintiff taxpayer. In the administrative judicial system, the decisions have been favorable to the taxpayers, and the tax authorities are no longer issuing new infraction notices regarding this issue. Although the issue has not yet received a final unappealable ruling, the probability of the taxpayers' position not prevailing is considered to be remote. On October 15, 2001, we concluded the preliminary determination of the credits arising in the five-year prescriptive period prior to the date of our claim. The liability, including interest and charges, totaling R$ 138.7 was reversed to income (Provision for contingencies and other) during 2001. The amounts are being recovered by offsetting other Federal taxes due.

     We have also filed claims against the tax authorities to support our view that certain taxes levied are unconstitutional, however because we are required by law to pay these amounts, we have deposited the amounts into judicial escrow accounts (Restricted deposits for legal proceedings) and/or made provisions for amounts legally due.

     (ii) Labor claims

     We are involved in approximately 8,000 legal proceedings with former and current employees, mainly relating to dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters. We have established provisions in connection with all proceedings for which we believe, based on the advice of our outside legal counsel, there is a probable chance of loss. Judicial escrow deposits, principally for labor claims, totaled R$ 74.7 at December 31, 2002 (2001 - R$ 53.6). At December 31, 2002 none of these claims had probable estimated loss which individually amounted to more than R$ 0.9.

     (iii) Claims from distributors

     We have several claims filed against us by former distributors whose contracts were terminated due to low sales volumes, failure of distributors to meet our guidelines and a general restructuring of our distribution network. We have provisions for probable losses of R$ 18.6, based on advice of outside legal counsel (2001 - R$ 30.0).

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     (b)  COMMITMENTS

     Commitments for construction under contract at December 31, 2002 are estimated at R$ 124.5.

     We have contracts with certain key suppliers to buy volumes of key materials in our production processes, including aluminum, plastics and natural gas, but without fixed volumes or values.

     (c)  ENVIRONMENTAL ISSUES

     We are subject to federal, state and local environmental laws. These laws generally provide for control of air emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance.

     We provide for remediation costs and penalties when a loss is probable and the amount is reasonably determinable. It is not presently possible to estimate the amount of all remediation costs that might be incurred or penalties that may be imposed. Our management does not presently anticipate that such costs and penalties, to the extent not previously provided for, will have a material adverse effect on our consolidated financial condition, statement of operations or liquidity.

     At present we believe there are no unasserted environmental claims or assessments. We have made substantial capital expenditures to bring existing facilities into compliance with various environmental laws.

     Recent environmental expenditures are as follows:


     YEAR ENDED           PROPERTY, PLANT       WASTE
     DECEMBER 31,         AND EQUIPMENT       TREATMENT         TOTAL
     ------------------   -------------       ---------         -----

     2002                           2.8            38.8          41.6
     2001                           5.1            51.1          56.2
     2000                           1.7            34.2          35.9


     Budgeted environmental expenditures for the five-year period ending December 31, 2007 total approximately R$ 254.9 (unaudited).

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED



13   OTHER LIABILITIES

                                                           2002      2001
                                                         ------    ------
     CURRENT LIABILITIES
       Dividends and interest attributed to
         shareholders' equity                             345.7     182.6
       Employee and management profit sharing program     134.6      76.6
       Other accounts payable                             123.0      46.2
       Unrealized loss on financial instruments             3.7      35.8
       Accounts payable to affiliated companies
         (Note 14 (c))                                     76.6
                                                         ------    ------
                                                          683.6     341.2
                                                         ======    ======
     LONG-TERM LIABILITIES
       Post-retirement benefits (Note 14)                  53.4      55.6
       Deferred income tax and social contribution
         (Note 17)                                         25.7      31.6
       Other accounts payable                              29.4       7.9
       Supplier credits                                    29.4       0.4
       Accounts payable to FAHZ (Note 14 (c))                        57.0
                                                         ------    ------
                                                          137.9     152.5
                                                         ======    ======


14   EMPLOYEE BENEFITS

(a)  AMBEV PENSION BENEFITS

     AmBev sponsors a defined-benefit pension plan (closed to new participants) and a defined-contribution plan, which supplement benefits that the Brazilian government's social security system provides to our employees and those of our Brazilian subsidiaries. Contributions by AmBev under the plan are determined based on a percentage of participant salaries.

     These plans are administered by the AmBev Pension Fund, Instituto AmBev de Previdencia Privada. In the year ended December 31, 2002, the Company contributed R$ 0.9 (2001 - R$ 0.8) to the AmBev Pension Fund.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     The AmBev Pension Fund was established solely for the benefit of our employees, and its assets are held independently. We nominate the three directors of the AmBev Pension Fund.

     At December 31, 2002 we had 4,391 participants in our plan (2001 - 5,181), of which 2,872 (2001 - 4,115) participated in the defined-benefit plan.

     Based on the independent actuarial reports, the funded status of AmBev's plans at December 31, is determined as follows:


                                                      2002     2001
                                                    ------   ------
     Fair value of plan assets                       458.7    417.5
     Less - valuation allowance over assets (*)     (111.5)  (124.0)
     Present value of actuarial liability           (325.6)  (272.8)
                                                    ------   ------
     Funded status                                    21.6     20.7
                                                    ======   ======

     (*) This valuation allowance related to a plan which has been closed to new participants and was recorded because, under current pension regulation, any surplus of assets over liabilities cannot be returned to the Company. The net asset balance was limited to the present value of the estimated future reduction in contributions. The Company does not expect to recover this amount at the present time.

     In accordance with NPC Standard No. 26 (Note 2(k)), the prepaid pension benefit cost was recognized at December 31, 2001 as a credit to shareholders' equity ((d) below). Prospective changes in the net asset balance are recorded in income.

     (b) HEALTH CARE AND OTHER BENEFITS DIRECTLY PROVIDED BY AMBEV

     AmBev directly provides health care benefits, reimbursement of medication costs and other benefits to retirees from the subsidiaries IBANN, Polar and IBA Sudeste, through its subsidiary CBB.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     The provision for these benefits based on the actuarial reports, of R$
     53.4 at December 31, 2002 (2001 - R$ 55.6) is recorded as Post-retirement benefits under Other long-term liabilities (Note 13).

     At January 1, 2002       55.6

     Benefits paid            (5.5)
     Interest cost             3.3
                            ------
     At December 31, 2002     53.4
                            ======

(c)  WELFARE FOUNDATION - THE FAHZ

     The employees and retirees of the Company receive health care and dental assistance from the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficiencia (FAHZ), one of our shareholders.

     In accordance with NPC No. 26, the Company recognized the actuarial liability related to the obligation for the benefits provided directly by AmBev, but not for benefits provided by the FAHZ. The assumption is that this obligation will not be legally imputed to the Company and will be covered by the contributions made annually (up to 10% of the net income of each year), which are recognized through the statement of operations. In 2001, an independent actuarial appraisal of the benefit obligations undertaken by the FAHZ was concluded which determined the funds required to be provided by the sponsoring companies to make the FAHZ self-sufficient. Part of the necessary funds, in the amount of R$ 12.8 (2001 - R$ 75.8), was expensed by the Company in 2002 and charged to income under Contributions to FAHZ.

     At December 31, 2001, we had outstanding accounts payable to the FAHZ related to contributions, which we committed to make at the time of the merger between the Brahma Welfare Foundation (BWF) and FAHZ, totaling R$
     57.0 which were included in Other long-term liabilities (Note 13). This commitment arose from the standardization of the benefits granted to Antarctica's employees when compare to those provided by Brahma and the extension of the benefits, substantially health and dental care, to the employees of all subsidiaries of AmBev in Brazil, whereas in the past each of Antarctica's subsidiaries supported such expenses directly.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     On November 1, 2002, we paid the outstanding amount in full and at the same date entered into an intercompany loan agreement with FAHZ for the same amount with a maturity date of April 30, 2003 and accruing interest of 4% per annum above an inflation index. The outstanding balance at December 31, 2002 of R$ 76.6 is presented as Other current liabilities (Note 13).


     (d)  RECOGNITION OF THE EFFECTS OF NPC STANDARD NO. 26 AT DECEMBER 31,
          2001

     NPC No. 26 established the mandatory recognition of actuarial liabilities, as well as certain actuarial assets, relative to benefits provided to employees (Note 2(k)). As a consequence, the Company charged directly to shareholders' equity, at December 31, 2001, an amount of R$
     56.5 as follows:



     Provision for health care benefits and other

       Provided directly by AmBev                        (55.6)
       Additional funding of FAHZ                        (61.5)
       Deferred taxes on the provision of benefits        39.8
                                                       -------
       Provision for benefits, net of deferred taxes     (77.3)
                                                       -------
     Funded status - AmBev Pension Fund                   20.8
                                                       -------
     Adjustment to shareholders' equity                  (56.5)
                                                       =======

     The nominal assumptions used in the calculation of the actuarial liability were the following:

                                             ANNUAL PERCENTAGE
                                           ----------------------
                                             2002          2001
                                             ----          ----
     Projected inflation rate                 4.3           2.0
     Discount rate                           10.6           8.1
     Expected rate of return on assets       18.0           8.1
     Rate of compensation increase            7.5           5.1
     Increase in health care costs            7.5           7.1

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



15   SHAREHOLDERS' EQUITY

(a)  CAPITAL AND SHAREHOLDERS' RIGHTS

     (i)  Capital

     In April 2002, the shareholders approved the cancellation of 277,146 common and 1,227,597 preferred shares without reducing share capital. During 2002, share capital was increased by R$ 101.9 under the stock ownership plan upon issuance of 348,075 thousand preferred shares.

     In November 2001, the Company issued 96,713 thousand common shares and 429,498 thousand preferred shares to the minority shareholders of IBANN in the amount of R$ 298.3 based on an independent fair value appraisal. This transaction generated a gain on change in ownership interest in the amount of R$ 18.3, recognized in Other non-operating income. Certain shares issued were repurchased from the minority shareholders. In March 2001, a capital increase was effected in the amount of R$ 80.8 under the stock ownership plan for upon the issuance of 569,108 thousand preferred shares.

     At the Extraordinary Shareholders' Meetings held in January and April 2000, the shareholders approved the reduction of R$ 330.4 in the capital stock, without reduction in the number of shares. This reduction was made to absorb the accumulated deficit at December 31, 1999 of R$ 310.7; and the balance of R$ 19.7, was returned to the shareholders. At the Extraordinary Shareholders' Meeting held in September 2000, the shareholders approved a further reduction in the Company's stock, in the amount of R$ 324.2, of which R$ 232.1 were to absorb the accumulated deficit and R$ 92.1 were distributed to the shareholders, also without any reduction in the number of shares. In the same meeting, a capital increase was approved in the amount of R$ 1,502.3, through the roll up, by AmBev, of all shares representing the capital stock of Brahma held by the minority shareholders, totaling 1,176,536 thousand common shares and 4,452,258 thousand preferred shares, whereupon Brahma became a wholly-owned subsidiary of AmBev. Each of Brahma's shareholders received one share in AmBev for each share of Brahma.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     The Company's capital stock at December 31, 2002 amounted to R$ 3,046.2 (2001 - R$ 2,944.3), represented by 38,620,730 thousand nominative shares with no par value (2001 - 39,741,398 thousand), comprised of 15,795,903 thousand common shares (2001 - 16,073,049 thousand) and 22,824,827 thousand preferred shares (2001 - 23,668,349 thousand).

     (ii) Stock split

     On October 20, 2000, an Extraordinary Shareholders' Meeting approved a five- for-one stock split of common and preferred shares of AmBev, increasing the number of shares to 15,976,336 thousand common and 22,669,744 thousand preferred shares. No retroactive split has been applied in the Brazilian GAAP financial statements, except for information provided for our stock ownership plan ((g) below)

     (iii) Share rights

     Our preferred shares are non-voting but have priority in the return of capital in the event of liquidation. Our common shares have the right to vote at shareholder meetings. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 27.5% of our net income determined under Brazilian GAAP, as adjusted in accordance with such law, unless payment of such amount would be incompatible with AmBev's financial situation. The mandatory dividend includes amounts paid as interest attributed to shareholders' equity (Note 15(e)). Preferred shares are entitled to a dividend premium of 10% over that received by the common shareholders.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     (iv) Share activity (in thousands of shares)

                                                            2002              2001            2000
                                                      ----------        ----------      ----------
     PREFERRED SHARES
       At beginning of year                           23,668,349        22,669,744          81,691
          Employee stock ownership plan purchases        384,075           569,107
          IBANN transaction (Note 15(a)(i))                                429,498
          Roll-up of Brahma minorities                                                   4,452,258
          Stock split                                                                   18,135,795
          Cancellation of shares                      (1,227,597)
                                                      ----------        ----------      ----------
       At end of year                                 22,824,827        23,668,349      22,669,744
                                                      ==========        ==========      ==========
     COMMON SHARES
       At beginning of year                           16,073,049        15,976,336       2,018,731
          IBANN transaction (Note 15(a)(i))                                 96,713
          Roll-up of Brahma minorities                                                   1,176,536
          Stock split                                                                   12,781,069
          Cancellation of shares                        (277,146)
                                                      ----------        ----------      ----------
       At end of year                                 15,795,903        16,073,049      15,976,336
                                                      ==========        ==========      ==========

(b)  SUBSCRIPTION WARRANTS

     At December 31, 2002, AmBev had 404,931 thousand subscription warrants outstanding, of which 262,891 thousand are for subscription of preferred shares and 142,039 thousand are for subscription of common shares. Each warrant is exercisable to AmBev shares on a five-to-one basis. The warrants will be exercisable during April of 2003.

     AmBev believes that the subscription price for each of the warrants is based on the original exercise price of R$ 200 per thousand shares, adjusted by the IGP- M plus accrued interest of 12% per annum, reduced by dividends paid, as determined by the issue notice of the warrants.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     Should a public or private subscription occur at a price below the (theoretical) warrant subscription price, the price would be adjusted to match such subscription price and it would be the basis for all subsequent adjustments be resumed at this new level. This clause aimed to ensure that any issuances of new shares, at prices lower than the warrant subscription price, would also benefit the warrant holders, as is commonly the case, for example when issuing convertible debentures.

     On November 1, 2002, AmBev was informed by the CVM that its General Counsel's office had a different understanding regarding the issuances of new stock and considered that the warrant subscription price should be the price realized from 1996 to 2003, including shares issued under the restricted scope of the Company's stock ownership plan. See Note 21(b) for more updated information.

(c)  REVENUE RESERVES

     (i)  Legal

     Under Brazilian GAAP, AmBev, together with our Brazilian subsidiaries, are required to appropriate an amount not less than 5% of net income after absorbing accumulated losses, to a statutory (legal) reserve. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

     (ii) Investments

     Our by-laws require that we appropriate at least 5% of statutory adjusted net income to a reserve for investments; such appropriation cannot exceed 68.9% of net income under Brazilian GAAP.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     (iii) Shareholder transaction

     During 2002, in connection with our project financing agreement with the International Finance Corporation (IFC), we transferred to the IFC 53,727 thousand preferred shares as payment of U.S.$ 5,000 thousand of our outstanding debt, upon the exercise by the IFC to convert the balance of the debt. We recognized a gain of R$ 11.7 on this transaction which was recorded directly to our shareholders' equity as a capital reserve.

(d)  TREASURY SHARES

     At December 31, 2002 the Company held in treasury 90,405 thousand common shares and 272,579 thousand preferred shares in the total amount of R$ 180.5.

     The Board of Directors has successively approved the repurchase of shares, and the Company is authorized, during renewable periods of up to 90 days, to acquire shares within certain limits.

     In January 2003, the Company announced a new buyback program totaling R$ 200 million valid for 90 days in conformity with CVM Instruction No. 10/80.

     Additionally as part of our buyback program, in 2001, our Board of Directors authorized the issue of put options for the repurchase of 188,380 thousand preferred shares of our own stock. The net premium received on the placement of the options was R$ 4.9, recorded as a capital reserve in shareholders' equity. In 2002, the put options were exercised and the Company repurchased 188,380 shares for the total consideration of R$ 89.1.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     Activity in the number of own shares held in treasury during the year was as follows:

                                                                    IN THOUSANDS OF SHARES
                                                      --------------------------------------------
                                                            2002              2001            2000
                                                      ----------        ----------      ----------
     PREFERRED SHARES
      At beginning of year                             (848,906)          (53,727)        (10,745)
      Repurchase of shares                             (706,102)         (795,179)
      Transfer of shares to IFC (Note 15(c)(iii)         53,727
      Stock split                                                                         (42,982)
      Cancellation of shares                          1,227,597
                                                      ----------        ----------      ----------
      At end of year                                   (273,684)         (848,906)        (53,727)
                                                      ==========        ==========      ==========
     COMMON SHARES
      At beginning of year                             (271,567)          (29,495)         (7,228)
      Repurchase of shares                             (106,710)         (242,072)        (29,495)
      Stock split                                                                         (28,912)
      Cancellation of shares                            277,146                            36,140
                                                      ----------        ----------      ----------
      At end of year                                   (101,131)         (271,567)        (29,495)
                                                      ==========        ==========      ==========

(e)  DIVIDENDS AND CONTRIBUTIONS

     Dividends are payable in reais and may be converted into other foreign currencies and remitted to shareholders abroad provided that the non-resident shareholders' capital is registered with the Brazilian Central Bank.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     (i)  Dividends

     The determination of the dividend approved by the Board of Directors from net income for the year ended December 31 was as follows:

                                                               2002         2001
                                                            -------       ------

     Net income for the year                                1,510.3        784.6
     Legal reserve (5%)                                       (75.5)       (39.2)
                                                            -------       ------
     Dividend basis                                         1,434.8        745.4
                                                            =======       ======
     Dividends
       Prepaid interim distribution:
          as interest attributed to shareholders' equity                   284.6
          as dividends                                        160.8
       Supplemental dividends - proposed                      341.4         52.0

     Withholding tax on interest attributed to shareholders'
       equity (generally 15%)                                              (42.7)
                                                            -------       ------
     Total dividends, net of withholding tax                  502.2        293.9
                                                            =======       ======
     Percentage of dividends to dividend basis                 35.0%        39.4%
                                                            =======       ======
     Dividends per thousand shares
       outstanding at year-end - (in whole reais) - R$
          Common                                              12.40         7.17
                                                            =======       ======
          Preferred                                           13.64         7.89
                                                            =======       ======


     The FAHZ, one of our shareholders and the former controlling shareholder of Antarctica, provides medical, dental, educational and social assistance to current and retired employees of AmBev and their beneficiaries and covered dependents. At our option, we may contribute up to 10% of our Brazilian GAAP consolidated net income to support the FAHZ.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(f)  INTEREST ATTRIBUTED TO SHAREHOLDERS' EQUITY

     Brazilian companies are permitted to pay limited amounts of interest on capital to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders' equity in a manner similar to a dividend. A 15% tax is withheld and paid by AmBev upon credit of the interest. Interest attributed to shareholders' equity is treated as a dividend for purposes of the mandatory dividend payable by AmBev.

(g)  STOCK OWNERSHIP PLAN

     The stock ownership plan for the purchase of Company shares (the Plan) is administered by a committee that includes non-executive members of our Board of Directors. This committee periodically creates stock ownership programs and sets the terms, vesting requirements and employees to be included and establishes the price at which the preferred and common shares are to be issued.

     The purchase price cannot be less than 90% of the average price of the shares traded on the Sao Paulo Stock Exchange (BOVESPA) in the previous three business days, inflation-indexed through the date the award is granted. The number of shares which may be granted each year under the Plan cannot exceed 5% of the total number of shares outstanding of each type of share at that date (shares granted represented 0.03% and 1.30% of total shares outstanding in 2002 and 2001, respectively).

     The Company may opt to issue new shares, or transfer its treasury shares to the employee. There is no expiration date for the purchase of the shares. If the employee ceases to be employed by the Company, the employee forfeits the purchase rights; and the Company has the right to repurchase any shares subscribed by the employee at a price equal to:

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     o the price paid by the employee, adjusted by inflation, should the shares be sold within the first 30 months following the purchase;

     o 50% at the price paid, adjusted by inflation, and another 50% at the market price, if the employee sells the shares after the first 30 months but before the 60th month following the purchase ;

     o    at market price if sold at least 60 months following the purchase.

     Employees who do not apply at least 70% of their annual bonuses, net of income tax and other charges, to subscribe shares under the stock ownership plan, will forfeit their purchase rights in the same proportion of the bonuses not applied, unless the equivalent figure had been previously subscribed in cash by the employee.

     The Company may provide advances to employees for the purchase of shares. Financing arrangements are normally for periods of no more than four years and accrue 8% interest per annum above the Indice Geral de
     Precos a Mercado (IGP-M) (Note 2(n)).These advances are guaranteed by the shares. On December 31, 2002 these advances totaled R$ 324.8 (2001 - R$ 215.2) and are included in the balance sheet as non-current assets. In order to comply with the Sarbanes-Oxley Act of 2002, we are currently revising the terms of our stock ownership plan to extend the financing for the purchase of shares exclusively to our employees and not to officers or directors.

     All references to the number of preferred and common shares and per share amounts in the tables below have been restated to give retroactive effect to the stock split for all periods presented ((a)(ii) above). The summary of changes in shares included in the Plan for the years ended December 31, 2002, 2001 and 2000 is the following:


                                                           2002        2001        2000
                                                      ---------   ---------   ---------
     OUTSTANDING (IN THOUSANDS OF SHARES)
     At beginning of year                             1,031,221   1,241,355   2,168,655
       Granted                                           18,000     499,750      66,500
       Exercised                                       (384,075)   (569,108)   (879,671)
       Forfeited                                        (24,346)   (140,776)   (114,129)
                                                      ---------   ---------   ---------
     At year end - outstanding and exercisable          640,800   1,031,221   1,241,355
                                                      ---------   ---------   ---------
     Shares available at end of each year
       that may be granted in the subsequent year     1,931,037   1,987,070   1,932,304
                                                      =========   =========   =========

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



16   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)  OVERVIEW

     A substantial part of our loans and financings are denominated in foreign currency. We also have assets in Brazil, Argentina, Uruguay, Paraguay, Venezuela and Central America.

     We hold cash and cash equivalents denominated in foreign currency, and enter into cross-currency interest rate and commodity swap transactions and foreign currency forward contracts in order to mitigate our exposure to changes in exchange rates on our consolidated currency exposure and changes in interest rate and commodity prices, particularly aluminum.

     (b) DERIVATIVE FINANCIAL INSTRUMENTS

     Volatility of interest rates, exchange rates and commodity prices are the principal market risks to which we are exposed and which we manage through derivative instruments to mitigate exposure to risk.

     We monitor and evaluate our derivative positions on a daily basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and creditworthiness of our counter parties in these transactions. In view of our policies and practices established for derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

     The notional outstanding amounts do not represent amounts exchanged by the parties and, thus, are not a measure of our exposure through the use of derivatives. The amounts exchanged during the term of the derivatives are calculated on the basis of the notional amounts and the other contractual conditions of the derivatives, which relate to interest rates and foreign currency exchange rates. The derivative instruments outstanding at December 31, 2002, held for purposes other than trading, were as follows:

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



                                                       2002                     2001
                                       --------------------   ----------------------
                                       CURRENT   UNREALIZED   CURRENT     UNREALIZED
                                       NOMINAL    GAINS AND   NOMINAL      GAINS AND
     FINANCIAL INSTRUMENT               AMOUNT     (LOSSES)    AMOUNT       (LOSSES)
     -------------------------------   -------   ----------   -------     ----------
     FOREIGN CURRENCY
       Yen/R$                          1,059.7         20.0     327.9         (18.1)
       U.S.$/R$                        2,300.0        297.2   1,199.1         (14.2)
       Pesos/U.S.$                                              100.0          18.0

     INTEREST RATE
       Floating LIBOR/ fixed LIBOR     1,277.4         (5.6)    403.7          (0.2)
       CDI/Fixed interest rate           (42.1)

     COMMODITY
       Aluminum                          166.4          4.9      90.7          (0.7)
       Sugar                               0.2
                                       -------   ----------   -------     ----------
     Total                             4,761.6        316.5   2,121.4         (15.2)
                                       =======   ==========   =======     ==========

(i)  Unrealized gains and losses

     Unrealized gains and losses represent the current amount receivable (payable) should all the instruments be settled on December 31, based on probable market value. At December 31, 2002, the outstanding balance of unrealized gains on derivatives instruments, recorded as Short-term investments against Financial income, was a gain of R$ 240.3 (2001 - loss of R$ 35.6).

(ii) Cross-currency interest rate swaps

     Interest rate risks mainly relate to debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate (LIBOR). The portion of local currency denominated debt that is subject to floating rates is linked to the Long-Term Interest Rate (TJLP), set quarterly by the Conselho Monetario Nacional. We use derivative instruments to mitigate the effects of volatility of the LIBOR rate.

     The carrying amounts of these financial instruments are market-to-market based on the prices in their corresponding markets at December 31, 2002.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(iii) Currency and commodities

     These financial instruments are recorded at their fair market value. At December 31, 2002 gains totaling R$ 4.9, arising from these instruments obtained for the specific purpose of mitigating our exposure to fluctuations in foreign currencies and the prices of raw materials to be acquired, were deferred, and will be recognized in income when realized.

     During the year ended December 31, 2002, gains totaling R$ 345.6, arising from such instruments, were recognized through a reduction of Cost of sales. Additionally, credits of R$ 11.8 and R$ 14.2, respectively, were recognized against General and administrative expenses and Selling expenses, respectively, reducing our foreign currency denominated expenses.

(c)  CONCENTRATION OF CREDIT RISK

     We sell to distributors and directly to customers. Credit risk is minimized by the large distributors and customer base and ongoing control procedures, which monitor the creditworthiness of distributors and customers. Historically, we have not experienced significant losses on trade receivables. In order to minimize credit risk from investments, we have adopted policies restricting cash and/or investments that may be allocated among financial institutions, which take into consideration monetary limits and financial institution credit ratings.

(d)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     To minimize the credit risk from its investments, the Company has adopted policies to allocate cash and investments, taking into consideration the limits and credit ratings of financial institutions, to prevent credit risk concentration, as follows:

     o Cash and cash equivalents - The carrying amounts reported in the balance sheet approximate their fair values due to their nature and frequent re-pricing.

     o Short-term investments - The fair value of investments are estimated based on quoted market prices. For investments for which there are no quoted market prices, fair values are derived from available yield curves for investments of similar quality and terms.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, management judgment is necessarily required in interpreting market data to develop the estimates of fair value.

     The fair value of the financial assets provides a shelter for the currency and interest rat risks accruing from the financial liabilities. Although the Company's intention is to hold the assets, they could be realized at the Company's discretion. Should these instruments be settled only on their respective maturity dates, the negative effect between the market value and estimated yield curve of the instruments would be totally eliminated. Had the Company been able to adopt the same criterion to recognize its financial liabilities at market value, it would have presented an unrealized pre-tax gain of approximately R$ 461.6 at December 31, 2002 as below:

     Financial liabilities      BOOK VALUE     FAIR VALUE     UNREALIZED GAIN
                                ----------     ----------     ---------------
     Notes                         1,775.9        1,377.4               398.5
     Syndicated loan               1,157.8        1,103.5                54.3
     Raw material financing          105.6           96.7                 8.9
                                ----------     ----------     ---------------
                                   3,039.3        2,577.6               461.7
                                ==========     ==========     ===============

     The criteria used to determine these gains were:

     i. Notes: secondary market value of the bonds based on the closing price on December 31, 2002 (approximately 77.53% of face value).

     ii. Syndicated loan: secondary market value for securities carrying a similar risk (average of 6.9% per annum).

     iii. Raw material financing: estimated value for negotiating new operations at December 31, 2002, as informed by financial institutions, for instruments with similar maturity and terms (average 11.5% per annum).

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(e)  FINANCIAL INCOME AND EXPENSE

                                                                    2002     2001     2000
                                                                 -------   ------   ------
     FINANCIAL INCOME
       Realized and unrealized gain from derivative
         instruments                                             1,202.4              14.1
       Foreign exchange gains on investments                     1,007.2    100.2     76.4
       Financial income on cash equivalents                        120.5    156.4    207.3
      Interest on taxes, restricted deposits for legal
        proceedings                                                 34.2     47.3     16.1
       Other                                                       165.9     54.5     60.1
                                                                 -------   ------   ------
                                                                 2,530.2    358.4    374.0
                                                                 =======   ======   ======
     FINANCIAL EXPENSES
       Realized and unrealized losses from derivative
         instruments                                              (883.6)  (194.0)   (77.0)
       Foreign exchange losses on loans                         (1,738.8)  (188.5)  (127.0)
       Interest and charges on loans                              (441.8)  (263.7)  (325.9)
       Tax on financial transactions                               (95.0)   (99.5)   (68.4)
       Interest on contingencies and other                         (95.7)   (69.6)   (50.0)
       Other                                                       (22.4)   (46.2)   (49.7)
                                                                 -------   ------   ------
                                                                (3,277.3)  (861.5)  (698.0)
                                                                 =======   ======   ======


17   INCOME TAXES

(a)  TAX RATES

     Income taxes in Brazil comprise federal income tax (25%) and social contribution (9%) (an additional federal income tax) which, combined, provide an approximate statutory rate of 34%.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(b)  INCOME TAX RECONCILIATION

                                                                    2002     2001     2000
                                                                 -------   ------   ------
     Income before income taxes, profit sharing
       and contributions and minority interest                   1,307.4    993.3    384.4

     Deduct: Profit sharing and contributions                     (125.0)  (157.1)   (53.7)
                                                                 -------   ------   ------
     Income before taxes on income                               1,182.4    836.2    330.7
                                                                 =======   ======   ======
     Tax expense at statutory rates - 34%                         (402.0)  (284.3)  (112.4)

     Adjustments to derive effective benefit (expense):
       Tax restructuring (1)                                                         162.7
       Foreign earnings not subject to tax (2)                     621.5    151.5    267.6
       Benefit from deductibility of interest attributed
         to shareholders' equity                                             96.8     61.2
       Non-taxable gains from tax incentives
         in subsidiaries (Note 2(w))                                51.7     32.6     31.5
       Restructuring gains                                                  (41.1)
       Other permanent differences                                   9.4     (7.4)    (5.2)
                                                                 -------   ------   ------
     Tax benefit (expense) per statement of operations             280.6    (51.9)   405.4
                                                                 =======   ======   ======

     (1) We restructured our operating companies, optimizing our tax position and allowing the release of valuation allowances from both the Brahma and Antarctica subsidiaries upon their merger into CBB in April 2001.

     (2) Following implementation of a tax restructuring plan in October 2000, we reversed the deferred tax liability on the earnings generated by offshore companies. Based on the advice of external counsel, we concluded that these earnings are only taxable on remittance to Brazil. At that time, we did not intend to remit these earnings to Brazil in the foreseeable future, and instead took the position that we would be able to plan effectively for their future remittance without incurring a respective tax liability when such remittance became foreseeable. The Brazilian fiscal authorities enacted new legislation in the third quarter of 2001imposing income tax on offshore earnings of Brazilian companies beginning on December 31, 2002, regardless of whether earnings have been remitted to Brazil, and to restrict tax planning measures that had been available to companies in Brazil, and that we have made use of in the past. We believe that legislation and bilateral tax treaties between Brazil and other countries in which we operate will ensure that no tax will be payable upon repatriation or distribution of offshore earnings.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     The major components of the deferred tax asset and liability accounts are as follows:

                                            2002        2001
                                        --------    --------
     DEFERRED INCOME TAX ASSETS
       Tax loss carryforwards, net       1,080.6       765.1
        Temporary differences
          Non-deductible provisions        350.8       302.7
          Employees' profit sharing         31.0        16.6
          Other                             95.9        75.9
                                        --------    --------
                                         1,558.3     1,160.3
                                        ========    ========
     DEFERRED INCOME TAX LIABILITIES
       Accelerated depreciation             17.9        28.8
       Other                                 7.8         2.8
                                        --------    --------
                                            25.7        31.6
                                        ========    ========

(c)  NET OPERATING LOSS CARRYFORWARDS

     Deferred tax assets are limited to the amount for which offset is supported by profit projections for the next 10 years, discounted to present value, according to CVM Instruction No. 273/98 and 271/02.

     Net deferred income tax assets comprise Brazilian net operating losses, which have no expiration dates, available for offset against future taxable income. Brazilian carryforward losses are available for offset of up to 30% of annual income before tax in any year. Tax losses are not inflation-indexed. Net operating loss carryforwards arising from our foreign operations totaling R$ 132.6 have not been recorded, as recovery is uncertain.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     Based on projections of future taxable income, the estimated recovery of income tax and social contributions loss carryforwards is as follows:

     2003        89
     2004       160
     2005       203
     2006       258
     2007       308
     2008        62
             ------
              1,080
             ======

     The balance of deferred taxes on temporary differences at December 31, 2002 is expected to be realized by 2008. The projections for the generation of future taxable income include estimates related to the performance of the Brazilian and global economies, exchange rates, sales volumes, sales prices and tax rates that may differ from current estimates. It is not possible to foresee with any reasonable precision the years in which the losses will be realized, since most of these temporary differences are subject to judicial interpretation.

     The change in the deferred tax asset is as follows:


                                                            2002          2001
                                                         -------       -------
     At beginning of year                                  765.1         607.4
       Current net operating losses                        315.5         171.0
       Net operating losses utilized to settle taxes                     (13.3)
                                                         -------       -------
     At end of year                                      1,080.6         765.1
                                                         =======       =======
     Analysis of balance:
       Brazilian entities                                1,080.6         758.3
       Foreign jurisdictions                                               6.8
                                                         -------       -------
                                                         1,080.6         765.1
                                                         =======       =======

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     Off-book foreign tax losses available for offset arising from operations in Argentina, Venezuela, Uruguay and Paraguay totaling R$ 132.6, expire through 2007. Recovery of these tax losses is not considered to be probable based on current estimates at December 31, 2002.

     We acquired Pepsi-Cola Engarrafadora Ltda. (Pepsi) in October 1997 including net operating tax losses available for offset. Pursuant to the purchase agreement, in the event we had used such tax loss carryforwards within a five-year period from the date of purchase, we would have been required to reimburse 80% of these amounts to the seller. Although this clause expired on October 21, 2002, we have not recorded the remaining 80% of the Pepsi tax asset, totaling R$ 148.0 as management is not fully confident, based on the current data, that the asset meets the probable recoverability test under CVM Instruction No. 273/98 and 271/02.


18   OTHER OPERATING INCOME (EXPENSES), NET

                                                   2002    2001    2000
                                                 ------   -----   -----
     Gains on tax incentive programs (Note 2(w))  151.9    96.0    92.9
     Foreign exchange and inflation accounting
       gains on subsidiaries abroad, net          128.8    35.0    12.6
     Recovery of taxes and contributions (Note 5)  26.6   105.0     5.1
     Negative goodwill realized upon sale          14.8
     Goodwill amortization                       (105.3)  (94.2)  (87.0)
     Other                                        (17.4)   10.4   (14.5)
                                                 ------   -----   -----
                                                  199.4   152.2     9.1
                                                 ======   =====   =====

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



19   OTHER NON-OPERATING INCOME (EXPENSES), NET

                                                        2002    2001   2000
                                                      ------  ------  -----
     Gain on holdings of investments                    31.8    16.2
     Asset impairments, miscellaneous investment
       write-offs and other                            (69.9)
     Gain (losses) on disposal of property, plant and
       equipment and divestments, net                  (12.4)   (3.6)  40.1
     Other                                             (21.6)  (10.3)  12.6
                                                      ------  ------  -----
                                                       (72.1)    2.3   52.7
                                                      ======  ======  =====


20   SUBSEQUENT EVENT

(a)  THE QUINSA TRANSACTION

     The Argentine anti trust authorities granted conditional approval of the Quinsa transaction on January 13, 2003. The transaction was consummated on January 31, 2003 with AmBev initially acquiring 36.1% of the voting shares and a 37.5% economic interest in Quinsa. AmBev will proportionally consolidate its holding in its investee.

     The transaction was structured as follows:

     (i) AmBev contributed its assets in Argentina, Paraguay and Uruguay to Quinsa in exchange for 26.4 million Class B shares to be issued by Quinsa;

     (ii) AmBev acquired 230.9 million Class A shares in Quinsa, held by its controlling shareholders, for U.S.$ 346.4 million (equivalent at the date of purchase to R$ 1,221.3);

    (iii) Beverage Associates Corp. (BAC) and AmBev purchased all the shares of Quilmes International (Bermuda) Ltd (QIB), a shareholder of Quinsa, previously held by Heineken International B.V. for U.S.$
          102.7 million (equivalent at the date of purchase to R$ 362.1). As a result of this transaction, AmBev acquired 8.6% of QIB shares for a total consideration of U.S.$ 58.5 million (equivalent at the date of the purchase to R$ 206.3).

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     Quinsa's controlling shareholders have the right to exchange their 373.5 million remaining Class A shares for shares in AmBev during a seven-year term at specific periods in each year, beginning in April 2003. At the end of the seventh year, AmBev's shareholders have the option to acquire the 373.5 million Quinsa shares. In both cases, the number of AmBev shares to be issued to BAC will be based on a formula which will take into account the projected Earnings before Interest, Tax, Depreciation and Amortization (EBITDA) of AmBev and Quinsa.

     AmBev and Quinsa signed licensing and distribution agreements under which Quinsa will produce and sell AmBev beer brands in Argentina, Bolivia, Paraguay, Chile and Uruguay, and AmBev will import, produce and sell Quinsa's brands in Brazil.

     The transaction was subject to review and approval of the Argentine government anti trust authorities. Conditional approval was granted on January 13, 2003 at which date the transaction was consummated for accounting purposes, subject to the following principal restrictions and conditions:

     (i) Sell or transfer to an independent foreign brewer, which is financially sound and does not already produce beer in the Argentine market (the Buyer) the following Quinsa-owned assets: the Bieckert and Palermo brands; the Norte brand, at the option of the Buyer, providing an agreement has been reached on the price; and the brewery located in Lujan, Buenos Aires, where the Brahma brand is currently produced. It must also transfer the production license of the Heineken brand or if not possible, the Imperial brand; and

     (ii) Sell to a third party, which is not the Buyer and does not produce beer in the Argentine market, the malt production facility in Llavallol, Buenos Aires or allow a third party to operate the facility for a period of 10 years.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(b)  STOCK WARRANTS

     In 2002, as some of AmBev's warrants holders had manifested an opinion concerning the criteria to be used in the calculation of the exercise price of AmBev's warrants which did not conform to the Company's understanding, the Company decided to request a ruling from the CVM in order to decide the matter.

     On April 17, 2003 CVM issued its final opinion regarding this matter, ruling that the Company's criterion to calculate such exercise price was correct. Some of those warrant holders, who did not agree with the CVM's final decision, filed several lawsuits before the Courts of Sao Paulo and Rio de Janeiro challenging CVM's decision.

     These warrant holders claim that the exercise price should have been adjusted (and reduced) by taking into account the strike price of certain stock purchase rights granted by AmBev to its officers and employees since 1996, as well as for the exercise price of other stock purchase warrants issued in 1993.

     In these lawsuits the warrant holders requested interim injunctions in order to determine: (1) the immediate issue by us of the shares corresponding to the total amount of warrants held by the plaintiffs; and
     (2) the right to subscribe for these shares at the subscription price at substantially lower price, as described above.

     In most of the cases the lower courts have granted preliminary injunctions to the plaintiffs. AmBev filed preliminary appeals in each of these cases to the Court of Appeals, requesting the temporary suspension of the effects of the decisions of the lower courts. The Court of Appeals, so far, has granted us the requested suspension in all the cases.

     Based on the advice of our legal counsel, we believe that we have a good chance of prevailing in these proceedings. Because the dispute is based on whether the Company should receive as a subscription price, a lower price or the price that the Company considers adequate, without any contingent liability (except for legal fees), a provision of amounts with respect to these proceedings is not applicable

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     Currently, we have been notified of six proceedings and 11 holders claiming these rights and we estimate that the aggregate subscription price of all the shares would be, based on the criteria we understand is adequate, R$ 1,022.4 million based on a strike price of R$ 0.90977 for preferred shares and R$ 0.91595 for voting shares. One of the warrant holders argues that the strike price thereof should be R$ 0.13581. The maximum dilution for the existing shareholders would be, therefore, the difference between these values.


21   SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN BRAZILIAN GAAP AND U.S. GAAP

21.1 DESCRIPTION OF THE GAAP DIFFERENCES

     The Company's accounting policies comply with, and its consolidated financial statements are prepared in accordance with, accounting principles set forth in Brazilian GAAP. The Company has elected to use its Brazilian GAAP financial statements as its primary financial statements.

     A summary of the Company's principal accounting policies that differ significantly from U.S. GAAP is set forth below.

(a)  SUPPLEMENTARY INFLATION RESTATEMENT IN 1996 AND 1997 FOR U.S. GAAP

     Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (together denominated Permanent assets) and shareholders' equity, and reported the net charge or credit in the statement of operations. However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only as from January 1, 1998. Therefore the financial information for purposes of U.S. GAAP for the two-year period ended December 31, 1997 include additional inflation restatement adjustments made by applying the IGP-M to permanent assets and shareholders' equity. The IGP-M index increased by 9.2% in 1996 and 7.7% in 1997.

     Shareholders' equity under U.S. GAAP was increased by R$ 130.9, R$ 149.0 and R$ 171.6, respectively, at December 31, 2002, 2001 and 2000 due to the additional inflation restatement adjustments, net of depreciation. These amounts generate differences in depreciation charges.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(b)  FOREIGN CURRENCY TRANSLATION OF FOREIGN SUBSIDIARIES

     Under Brazilian GAAP, the financial statements of our subsidiaries operating in Argentina (as at and for the year ended December 31, 2002) and Venezuela (as at and for the years ended December 31, 2002, 2001 and 2000) include inflation accounting adjustments. For purposes of U.S. GAAP, neither of these countries was considered to be highly inflationary for the period ended December 31, 2002 and, accordingly, amounts are reported based on nominal local currency balances translated to reais at the period end exchanges rates for balance sheet accounts and average rates for the year for statements of operations and of cash flows.

     Shareholders' equity under U.S. GAAP was reduced by R$ 105.3 at December 2002, due to the reversal of the inflation restatement adjustments. Net income for the year ended December 31, 2002, was decreased to eliminate the inflation restatement adjustment.

(c) PROPERTY, PLANT AND EQUIPMENT

     (i)  Capitalized interest

     Under Brazilian GAAP, prior to January 1, 1997 there was no accounting standard requiring capitalization of interest as part of the cost of the related assets. Under U.S. GAAP, capitalization of the financial costs of borrowed funds, excluding foreign exchange losses, during construction of major facilities is recognized as part of the cost of the related assets.

     For purposes of the reconciliation, additional capitalized interest, net of amortization effects was recorded, amounting to R$ 8.1 in 2002, R$
     10.5 in 2001 and R$ 12.9 in 2000.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     (ii) Impairment

     Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably, based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure that the asset is depreciated according to estimated net realizable values at the estimated date of substitution.

     Under U.S. GAAP, SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from identified asset groups, representing the lowest level for which identifiable cash flow are largely independent of the cash flows of other groups of assets, is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

     No differences from impairment provisioning criteria were recorded for the years presented.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(d) DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS

     Brazilian GAAP permits deferral of acquisition and implementation of software, payments made to distributors (recorded as Other intangible assets) and pre-operating expenses incurred in the construction or expansion of a new facility until the facility begins operations.

     For U.S. GAAP reconciliation purposes, amounts deferred related to pre-operating expenses incurred in the construction or expansion of a new facility and certain payments made to distributors, principally exclusivity contracts, do not meet the conditions established for deferral and accordingly have been charged to income. Amounts related to software costs (accumulated balances: 2002 - R$ 34.9; 2001 - R$ 41.4) were transferred to property, plant and equipment.

     For purposes of the reconciliation, deferred charges expensed under U.S. GAAP, net of amortization effects, amounted to R$ 174.6 in 2002, R$ 192.9 in 2001 and R$ 192.5 in 2000.

(e)  BUSINESS COMBINATIONS

     Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill is normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to 10 years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized but is realized upon disposal of the investment.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     Under U.S. GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill, in accordance with U.S. practices applicable to each specific transaction. Upon the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, as from January 1, 2002 goodwill is no longer amortized but, instead, is assigned to an entity's reporting units and tested for impairment at least annually. The differences in relation to Brazilian GAAP arise principally from the measurement of the consideration paid under U.S. GAAP using the fair value of shares issued, and the effects of amortization which is no longer recorded for U.S. GAAP purposes.

     For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2002 was R$ 776.8 (2001 - R$ 782.4), which is being amortized to income over a period of up to 10 years; negative goodwill at December 31, 2002 was R$ 149.9 (2001 - R$ 164.8).

     For U.S. GAAP purposes, the net balance of goodwill at December 31, 2002 is R$ 249.5 (2001 - R$ 195.6). Amortization of goodwill balances in the years ended December 31, 2001 and 2000, which no longer result in amortization charges as from 2002, had generated expenses of R$ 35.8 and R$ 59.6, respectively.

     The following significant business combinations have generated differences in accounting between Brazilian GAAP and U.S. GAAP:

                                                                           2002      2001       2000
                                                                         ------    ------      -----
     DIFFERENCES IN NET INCOME
     o  The Antarctica transaction (difference in consideration)
        o  Amortization of goodwill                                        84.7      80.9       63.8
        o  Depreciation of U.S. GAAP excess purchase price                 43.2      19.2       13.3
        o  Amortization of U.S. GAAP intangibles                          (12.2)    (15.0)     (10.1)
        o  Disposal of intangibles and excess purchase price
             related to Bavaria transaction (Note 12(b))                                       (43.1)
        o  Other                                                                               (57.5)
                                                                         ------    ------      -----
                                                                          115.7      85.1      (33.6)

     o  Roll up of Brahma minority shareholders                                                293.5
     o  IBANN transaction                                                   4.5     (18.3)
     o  Other acquisitions                                                  5.3      10.9        2.2
                                                                         ------    ------      -----
        Business combinations adjustments (Note 21.2 (a))                 125.5      77.7      262.1
                                                                         ======    ======      =====

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



                                                                           2002      2001       2000
                                                                         ------    ------    -------
     DIFFERENCES ON SHAREHOLDERS' EQUITY
     o  The Antarctica transaction
        o  Goodwill                                                      (525.0)   (609.7)    (690.7)
        o  Excess purchase price under U.S. GAAP                         (135.2)   (178.4)    (197.5)
        o  Intangibles under U.S. GAAP                                    320.2     332.4      347.4
                                                                         ------    ------   --------
                                                                         (340.0)   (455.7)    (540.8)
     o  Roll-up of Brahma minority shareholders                           149.9     149.9      149.9
     o  IBANN transaction                                                 (22.2)    (26.7)
     o  Other acquisitions                                                 17.5      12.2        4.2
                                                                         ------    ------    -------
       Business combinations adjustments (Note 21.2(b))                  (194.8)   (320.3)    (386.7)
                                                                         ======    ======    =======

(i)   The Antarctica transaction

     Under Brazilian GAAP, the transaction was treated as a merger (similar to a pooling-of-interests under U.S. GAAP) whereby the controlling shareholders of Brahma and Antarctica each contributed their shares at the Brazilian GAAP book values of their corresponding net assets.

     Under Brazilian GAAP, the net assets of Antarctica were adjusted to be consistent with the accounting principles of Brahma, resulting in goodwill on the combination (Note 9). These adjustments totaled R$ 815.6 and resulted in an adjusted book value of the net assets of Antarctica at the date of the combination of R$ 586.9. Subsequent hindsight adjustments in 2000 increased the goodwill to R$ 847.3 (Note 9(a)). This goodwill was attributed to property, plant and equipment (R$ 144.6) and future profitability (R$ 671.0) and will be amortized over the useful lives of the property, plant and equipment, and in the case of future profitability, over 10 years.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     Under U.S. GAAP, the combination of Brahma and Antarctica was accounted for using the purchase method as defined by U.S. Accounting Principles Board Opinion (APB) No. 16, Business Combinations, in which Brahma was the accounting acquirer. The acquisition date, as defined by APB No.16 for U.S. GAAP purposes, was established as April 7, 2000, the date that the antitrust authority approved the controlling shareholders' contribution and the interim restrictions ceased to apply, allowing the two companies to proceed with their integration. For the same reasons, AmBev did not have a controlling financial interest in Antarctica as defined by SFAS No. 94, Consolidation of all Majority-Owned Subsidiaries until April 7, 2000. Although we did exercise significant influence over Antarctica, we believed that the restrictions in place through April 7, 2000 were sufficient to preclude consolidation. However, because we exercised significant influence over Antarctica, under U.S. GAAP we accounted for our 100% interest in Antarctica under the equity method for the period between July 1, 1999 and March 31, 2000.

     The excess purchase consideration over the historical U.S. GAAP book value of the net assets acquired and liabilities assumed was as follows:

                                                                   JULY 1,1999
                                                                   -----------
     Purchase consideration (represented by the market value of
       Brahma shares equivalent to the AmBev's shares issued)           501.9
     Less: Antarctica's shareholders' equity under U.S. GAAP            (91.2)
                                                                   -----------
     Excess purchase consideration                                      410.7
                                                                   ===========

     The excess purchase price was allocated based on independent fair value appraisals to complement tangible assets (U.S.$ 130.1 million) and the remainder to trademarks, distribution networks, software and others. The fair value allocated to tangible assets is being depreciated over an estimated average useful life of 10 years, the fair value allocated to trademarks is being depreciated over 40 years, the distributors network over 30 years and the software over 5 years.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     The tax basis of Antarctica's net assets at the date of acquisition was equivalent to its shareholders' equity under Brazilian GAAP (Note 9(a)). The adjustments arising from the harmonization of accounting principles and practices used by Antarctica with those adopted by the Company and by Brahma resulted in part of the tax basis being denominated as goodwill. The realization of this goodwill for tax deductibility purposes is dependent on future restructuring of the net assets and other tax planning measures. Accordingly, the tax effect of the difference between the assigned asset values and the tax bases of the assets and liabilities recognized in the business combination was not considered as a deferred tax asset. Effectively, a valuation allowance of R$ 279.6 was imputed against this contingent deferred tax assets at the date of the combination and which at December 31, 2002 totals R$ 256.1 (2001 - R$ 262.9). Non-recognition of this deferred tax asset, the realization of which is contingent upon future action and then current regulations, permitted part of the excess purchase price to be allocated to intangible assets for like amounts.

     Additionally, the difference between the Brazilian GAAP basis and the U.S. GAAP basis of the assets included in the Bavaria transaction sale resulted in a difference in the determination of the gain on disposition. The results of the sale under U.S. GAAP generated an additional charge of R$ 43.1 in the year ended December 31, 2000.

     (ii) Roll-up of Brahma minorities

     At Brahma's Extraordinary Shareholders' meeting on September 14, 2000, Brahma's common shareholders approved the combination by which all outstanding shares of Brahma not yet exchanged for AmBev shares were converted (rolled up) into shares of the same type and class of AmBev.

     The reintegration of the Brahma shareholders, who exchanged their shares for AmBev shares, occurred on September 14, 2000. Under Brazilian GAAP, once the share exchange occurred, the share of the results of operations which, until the roll-up, had been recorded as minority interests were from that time onwards recorded as part of AmBev's results of operations and shareholders' equity. Under U.S. GAAP, the share of results was allocated to AmBev retroactively to January 1, 2000.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     For purposes of the U.S. GAAP reconciliation, additional net income of R$
     293.5 was recognized under U.S. GAAP in the year ended December 31, 2000. The adjustment of R$ 149.9 to shareholders' equity for all periods presented relates to the reversal of the negative goodwill under the Brazilian GAAP (Note 9(a)).

     (iii) IBANN transaction

     Under Brazilian GAAP, a capital gain of R$ 18.3 was recorded in income during 2001 to reflect the difference between the net book value of assets pertaining to minority shareholders acquired and the appraised book value which had occurred three months earlier. This amount was reversed for U.S. GAAP purposes. An additional adjustment of R$ 8.4 is made to shareholders' equity for the difference in fair value of the assets acquired and consideration paid under U.S. GAAP.

     (iv) Other acquisitions

     A number of acquisitions in prior years were treated differently under Brazilian GAAP compared to U.S. GAAP. These differences arose primarily from bases for determining purchase considerations, fair values, allocation of excess purchase prices, goodwill, amortization periods and cases of step-acquisition accounting.

     For purposes of the U.S. GAAP reconciliation, additional credits of R$
     5.3 were recognized in net income under U.S. GAAP in the year ended December 31, 2002 (2001 - R$ 10.9; 2000 - R$ 2.2).

(f) EQUITY IN THE LOSSES OF ANTARCTICA FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2000

     Under U.S. GAAP, AmBev's consolidated financial information reflects our interest in Antarctica and the related purchase accounting adjustments associated with the purchase of Antarctica as of July 1, 1999. Antarctica was accounted for as a 100% equity investee until the completion of the CADE review in April 2000. Thereafter, Antarctica was fully consolidated and became CBB as of April 1, 2001. Under U.S. GAAP, in AmBev, we recognized losses from this equity investee in the three months prior to the CADE approval and consolidated on April 1, 2000 R$ 80.7 (equivalent amount under Brazilian GAAP amounted to R$ 86.4).

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(g)  CONSOLIDATION OF FAHZ

     The FAHZ is a legally distinct entity for the purposes of Brazilian GAAP. Under Brazilian GAAP, AmBev does not consolidate the assets and liabilities of the FAHZ within its financial statements. This was consistent with the accounting treatment adopted for the BWF in the financial statements of the predecessor company, Brahma. On October 27, 2000, our employee benefit programs were restructured, the FAHZ was legally merged with the Brahma BWF, and the latter ceased to exist. The FAHZ, the successor welfare foundation is also one of the three controlling shareholders of AmBev under a shareholders agreement.

     Under Brazilian GAAP, as from December 31, 2001, AmBev accounts for benefit obligations in accordance with NPC Standard No. 26, which applies to all benefits provided to retirees, including those in relation to the FAHZ. At December 31, 2001, AmBev recorded the accumulated obligation for the actuarial liability representing the contributions to fund the FAHZ of R$ 77.3 (Note 14 (d)). Prior to the implementation of NPC Standard No. 26, AmBev, Brahma and Antarctica expensed all pension and post-retirement contributions, including those made to the FAHZ, on a monthly accrual basis.

     Under U.S. GAAP, from October 27, 2000, the fair value of the net assets, excluding the actuarial liability, detailed below, held by the FAHZ (and by its predecessor, the BWF) and its operating expenses from that date, were consolidated in our U.S. GAAP consolidated balance sheet and statement of operations. The contribution expense recorded by AmBev in the year ended December 31, 2001 for amounts paid to FAHZ is eliminated on consolidation.

     We concluded that in substance AmBev exerted significant influence over our shareholder FAHZ, for the following principal reasons: (i) the assets of the FAHZ are not independently controlled outside the environment of the AmBev controlling shareholders; (ii) the assets of FAHZ are substantially for the benefit of the employees of AmBev, although FAHZ is permitted to make payments on behalf of third parties, in practice few such donations are made; (iii) the council of trustees is self-appointed and draws on AmBev officers and employees; (iv) FAHZ is party to the shareholder agreement (on the combination of Brahma and Antarctica) providing it with the right to appoint four out of the eight directors of AmBev; (v) the former Brahma shareholders are entitled to appoint two of the seven directors of the FAHZ; (vi) currently five directors of AmBev are the same as five directors of the FAHZ; (vii) AmBev controlling shareholders are able to significantly influence the investment decisions of the FAHZ; and (viii) AmBev's statutes permit annual contributions to FAHZ up to 10% of AmBev's net income.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     Additionally, we consider that, under SEC guidance in Topic D-14, the FAHZ is a special purpose entity, as the activities are performed virtually exclusively on AmBev's behalf, AmBev makes the majority of the capital investment in the FAHZ, and the risks and rewards of the assets lie directly with AmBev, as it is this vehicle which provides benefits to AmBev's current and former employees.

     As the assets of the FAHZ are not segregated and restricted between active and retired employees, they are not considered to be plan assets as defined by SFAS No. 106, Employers' Accounting for Post-retirement Benefits Other than Pensions (SFAS 106), and therefore are consolidated on a gross basis rather than offsetting AmBev's post-retirement liability. The cash and cash equivalents of the FAHZ are presented as Restricted cash in the condensed consolidated U.S. GAAP balance sheet. A substantial part of the assets are represented by shares in AmBev and have been reflected as treasury shares thereby reducing the number of outstanding shares and affecting the determination of earnings per share.

     Prior to the Antarctica Combination, the FAHZ owned 88.1% of the voting shares of Antarctica and 87.9% of the total shares of Antarctica. After the combination was concluded, the FAHZ owned 14.4% of the voting shares and 6.6% of the total shares of AmBev. Following the merger of the BWF into the FAHZ, the latter's ownership in AmBev increased to 22.7% of the voting shares and 10.6% of the total shares of AmBev.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     The consolidated net assets and results of operations of the FAHZ as at and for the years ended December 31, 2002 and 2001 were:



                                     2002     2001
                                     ----     ----

     Current assets
       Restricted cash              117.8     131.3
       Others                        14.2      22.9
     Property and equipment          74.3      49.1
     Others assets                    5.6       1.1
     Current liabilities             (8.0)     (2.6)
     Non-current liabilities        (13.6)     (8.9)
                                    -----     -----
     Net assets                     190.3     192.9
                                    =====     =====
     Operating expenses             (26.8)    (15.4)
                                    =====     =====
     Operating loss                 (19.2)     (9.9)
                                    =====     =====
     Net income                      32.0      81.4
                                    =====     =====

(H)  RECOGNITION OF COSTS INCURRED BY SHAREHOLDER ON BEHALF OF AMBEV

     Under U.S. GAAP, pursuant to SEC Staff Accounting Bulletin (SAB) Topic 5-T, AmBev has recognized in its own operating expenses the costs incurred by the FAHZ on its behalf in respect of the provision of educational and social assistance to current employees of Antarctica and in respect of current employees of the FAHZ involved directly in the provision of assistance to Antarctica employees. An offsetting credit to shareholders' equity, representing a contribution to capital by the FAHZ, has been recognized for an amount equal to this expense. Amounts paid as employee benefits by the FAHZ to former employees and their beneficiaries and covered dependents are recognized as a reduction of the corresponding actuarial liability. A credit to shareholders' equity, representing a contribution to capital by the FAHZ, has also been recognized for an amount equal to the post-retirement benefits paid by the FAHZ to such employees.

     No such concept exists under Brazilian GAAP.

     For purposes of the reconciliation, additional charges were recognized under U.S. GAAP of R$ 22.2 in 2000.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(i)  PENSION AND OTHER POST-RETIREMENT BENEFITS

     In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, NPC No. 26 is effective for financial statements ended December 31, 2001. As permitted by the Standard, the transitional gain (being the difference between the plan net assets and the projected benefit obligation (PBO) at that date was fully recognized as a direct credit to retained earnings.

     Under U.S. GAAP, SFAS No. 87, Employer's Accounting for Pensions, and SFAS No. 106 are effective for fiscal years beginning after 1988 and 1992, respectively. As from such dates, when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the PBO and the effects of amendments, settlements and other events, have been recognized in accordance with these standards and therefore results in deferral differences. Through 1997, these amounts were treated as non-monetary and were indexed for inflation.

     Furthermore, under Brazilian GAAP, the Company does not consider the liability related to medical, dental, educational and social assistance provided by the FAHZ, as they are considered legally separate entities. Under U.S. GAAP those liabilities are consolidated and included as post-retirement benefits. The FAHZ provides such benefits to current and retired employees of AmBev and their beneficiaries and covered dependents approximately 40,000 beneficiaries and dependents at December 31, 2001 and 30,000 at December 31, 2000). Additionally, contributions made by the Company (up to 10% of Brazilian GAAP net income) to support the FAHZ were accounted for as an expense or as part of the transitional obligation in Brazilian GAAP, whereas they were eliminated on the consolidation for U.S. GAAP purposes.

     Plan assets include amounts contributed by AmBev and its employees and amounts earned from investing the contributions, less benefits paid. Following an actuarial review of the defined benefits plan which had been closed to new participants, the net assets at December 31, 2001 were considered to be in excess of that required to meet the projected benefit obligation. Although AmBev will reduce future employer contributions to the minimum permitted by law, Brazilian pension regulations currently provide no means for returning this surplus to the sponsor. In view of this uncertainty, AmBev included in the actuarial determination of the pension obligation at December 31, 2001 a valuation allowance of R$ 144.8 million against the plan assets. This allowance impacts the determination of the pension charge/benefit as from 2002.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     Under U.S. GAAP, as confirmed by a meeting of the AICPA International Practices Task Force on November 25, 2002, recording a valuation allowances against a pension asset is not appropriate. The reconciliation to U.S. GAAP as at and for the year ended December 31, 2002 includes a R$
     19.0 million adjustment to reverse the effects of the valuation allowance.

     Based on the report of our independent actuary, the funded status and amounts recorded in our U.S. GAAP condensed balance sheet and statement of operations as at and for the years ended December 31, 2002 and 2001 for our pension and welfare obligations to retirees in accordance with SFAS No. 132, Employer's Disclosures about Pensions and other Post-retirement Benefits, are as follows:

                                                  PENSION BENEFITS     BENEFITS OTHER THAN PENSION
                                                  ----------------     ---------------------------


                                                   2002       2001        2002        2001
                                                   ----       ----        ----        ----

     CHANGE IN BENEFIT OBLIGATION

     Net projected benefit obligation at
       beginning of year                          272.8      237.7       211.0       185.6
     Service cost                                   3.3        3.1
     Interest cost                                 21.3       18.5        15.5        14.6
     Actuarial loss                                50.8       35.0        32.8        24.4
     Gross benefits paid                          (22.7)     (21.5)      (19.0)      (13.6)
                                                  -----      -----       -----       -----

     Net projected benefit obligation at
       end of year                                325.5      272.8       240.3       211.0
                                                  =====      =====       =====       =====

     CHANGE IN PLAN ASSETS

     Fair value of plan assets
       at beginning of year                       417.5      276.6
     Actual return on plan assets                  62.0      156.8
     Employer contributions                         0.9        4.5
     Employee contributions                         0.9        1.1
     Gross benefits paid                          (22.6)     (21.5)
                                                  -----      -----

     Fair value of plan assets at end of year     458.7      417.5
                                                  =====      =====


     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



                                                  PENSION BENEFITS     BENEFITS OTHER THAN PENSION
                                                  ----------------     ---------------------------


                                                   2002       2001        2002        2001
                                                   ----       ----        ----        ----

     Funded status at end of year                 133.2      144.7      (240.3)     (211.0)
     Unrecognized net
       actuarial (gain) loss                     (114.5)    (145.9)       91.0        59.8
     Unrecognized prior service cost               34.8       39.8
     Unrecognized net transition
       obligation                                   0.9        1.1        16.1        17.6
                                                  -----      -----       -----       -----

     Net amount recognized at end of year          54.4       39.7      (133.2)     (133.6)
                                                  =====      =====       =====       =====

     Current                                                                          (9.8)
     Long-term                                     54.4       39.7       (133.2)    (123.8)


Included within the fair value of the AmBev Pension Fund's plan assets as of December 31, 2002 are 9,595 thousand of our preferred shares and 88,665 thousand of our common shares with a total fair value in 2002 of R$ 47.0 (2001
- R$ 42.5).

                                                  PENSION BENEFITS     BENEFITS OTHER THAN PENSION
                                                  ----------------     ---------------------------


     WEIGHTED-AVERAGE ASSUMPTIONS                  2002       2001        2002        2001
       AS OF DECEMBER 31                           ----       ----        ----        ----
     Discount rate                                10.6%       8.1%       10.6%        8.1%
     Projected annual inflation rate               4.3%       2.0%        4.3%        2.0%
     Expected return on plan assets               18.0%       8.1%       18.0%        8.1%
     Rate of compensation increase                 7.5%       5.1%
     Health care cost trend on covered charges                            7.5%        5.1%

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     The charge in the statement of operations is comprised as follows:

                                                         PENSION BENEFITS       BENEFITS OTHER THAN PENSION
                                                         ----------------       ---------------------------


                                                   2002      2001     2000      2002    2001    2000
                                                   ----      ----     ----      ----    ----    ----

     COMPONENTS OF NET PERIODIC
       BENEFIT COST
     Service cost                                   3.3       3.1      4.8                       1.6
     Interest cost                                 21.3      18.5     15.6      15.6    14.6    23.8
     Expected return on assets                    (33.1)    (21.9)    21.5)
     Amortization of:
       Transition obligation (asset)                0.6       0.6      0.7       1.5     1.5     1.1
       Prior service cost                           4.9       4.9
       Actuarial (gain) loss                       (8.8)     (2.1)    (5.0)      1.6     1.3     1.4
     Employee contributions                        (1.1)     (1.2)    (3.2)
                                                  -----      ----     ----      ----    ----    ----

     Total net periodic benefit cost
       (benefit)                                  (12.9)      1.9     (8.6)     18.7    17.4    27.9
                                                  =====      ====     ====      ====    ====    ====


     Assumed health care cost trend rates have a significant effect on the amounts reported for the welfare plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (all other assumptions have been held constant):

                                                         PENSION BENEFITS       BENEFITS OTHER THAN PENSION
                                                         ----------------       ---------------------------


                                                   2002      2001     2000      2002    2001    2000
                                                   ----      ----     ----      ----    ----    ----

     SENSITIVITY OF RETIREE WELFARE RESULTS
     On total service and interest cost
       components                                  (3.2)     (1.9)    (0.6)      2.8     1.5     0.5
     On post-retirement benefit
       obligation                                 (22.3)    (23.3)    (7.1)     19.2    18.8     6.1


Under U.S. GAAP, we recognized an additional liability related to other post-retirement benefits totaling R$ 79.8 in 2002, R$ 78.1 in 2001 and R$ 130.0 in 2000.

Under U.S. GAAP we recognized an additional pension plan asset of R$ 14.0 in 2002, R$ 18.9 in 2001 and R$ 36.8 in 2000.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(j)  EARNINGS PER SHARE

     Under Brazilian GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges. The 10% premium to which preferred shareholders are entitled on distributed earnings is not allocated on calculating EPS under Brazilian GAAP.

     Under U.S. GAAP, because the preferred and common shareholders have different voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, Earnings per Share which provides computation, presentation and disclosure requirements for earnings per share. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period.

     The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented.

     Purchases of shares by the BWF and the consolidation of the FAHZ and the BWF have had the effect of reducing the number of outstanding shares.

     For purposes of computing diluted earnings per share, stock granted in the stock ownership plan and stock warrants are assumed to be converted into preferred or common shares as of the date of issuance of the security using the treasury stock method.

     All references to the number of preferred and common shares and per share amounts have been restated to give retroactive effect to the stock split (Note 15 (a)(ii)) for all periods presented.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



UNDER U.S. GAAP                                                                                                                AMBEV

                                                                                       2002                       2001
                                                -------------------------------------------------------------------------
                                                 PREFERRED      COMMON       TOTAL  PREFERRED      COMMON        TOTAL FR
                                                ----------  ----------  ----------  ---------    --------     -------- ----- ----
 BASIC NUMERATOR
 Actual dividends declared                           131.3        64.9       196.2      167.0        83.5       250.5
 Basic allocated undistributed earnings              967.6       478.4     1,446.0      393.1       196.5       589.6
                                                ----------  ----------  ----------    -------    --------    --------  ----- -----
 Allocated net income available for
  common and preferred shareholders                1,098.9       543.3     1,642.2      560.1       280.0       840.1
                                                ==========  ==========  ========== ==========  ==========  ==========  ===== =====

BASIC DENOMINATOR (IN THOUSAND OF SHARES)
 Weighted average shares - AmBev                22,640,577  15,730,342  38,370,919 22,762,796  15,886,560  38,649,356  22,
 Weighted average shares held by FAHZ/BWF         (467,319) (3,668,559) (4,135,878   (471,675) (3,626,607) (4,098,282)   (
                                                ----------  ----------  ---------- ----------  ----------  ----------  ----- -----
 Weighted average outstanding shares, net       22,173,258  12,061,783  34,235,041 22,291,121  12,259,953  34,551,074  21,
                                                ==========  ==========  ========== ==========  ==========  ==========  ===== =====

 Basic earnings per thousand
  shares - U.S. GAAP (*) - (whole reais)- R$         49.55       45.05                  25.13       22.84
                                                ==========  ==========             ==========  ==========              ===== =====

DILUTED NUMERATOR
 Actual dividends declared                           131.8        64.4       196.2      168.1        82.4        250.5
 Diluted allocated undistributed earnings            971.3       474.6     1,445.9      395.6       194.0        589.6
                                                ----------  ----------  ---------- ----------  ----------   ---------- ----- -----
 Allocated net income available for common and     1,103.1       539.0     1,642.1      563.7       276.4        840.1
  and preferred shareholders                    ==========  ==========  ========== ==========  ==========   ========== ===== =====

DILUTED DENOMINATOR
 Stock ownership plan                              268,485                            435,511
 Warrants
                                                ----------  ----------             ----------  ----------   ---------- ----- -----
Diluted weighted average shares (in thousands)  22,441,743  12,061,879  34,503,622 22,726,632  12,259,953   34,986,585 23,
                                                ==========  ==========  ========== ==========  ==========   ========== ===== =====

Diluted earnings per thousand
 shares - U.S. GAAP (*) - (whole reais ) - R$        49.16     44.69                    24.80       22.55
                                                ==========  ========               ==========  ==========



(*) Preferred shareholders are entitled to receive per share dividends of at least 10% greater than the per share dividends paid to common earnings, therefore, have been allocated to common and preferred shareholders on a 100 to 110 basis, respectively, based upon the outstanding during the period to total shares (allocation percentage). Common and preferred shareholders share equally in undistributed losses.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(k)  COMPREHENSIVE INCOME

     Under Brazilian GAAP, the concept of comprehensive income is not recognized.

     Under U.S. GAAP, SFAS No. 130, Reporting Comprehensive Income, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. For AmBev, the only component of the comprehensive income is the adjustment related to the gains and losses arising on the translation to reais of the financial statements of foreign subsidiaries upon consolidation. Under Brazilian GAAP, these gains and losses are recorded directly in AmBev's statements of operations.

                                             YEAR ENDED DECEMBER 31
                                        ___________________________

                                           2002      2001      2000
                                        _______     _____     _____

Net income                              1,642.2     840.1     879.2
Foreign exchange gain from
  translation of foreign subsidiaries      23.6      35.0      12.6
                                        -------     -----     -----
Comprehensive income                    1,665.8     875.1     891.8
                                        =======     =====     =====

(l)  INCOME TAXES

     Under Brazilian GAAP, the deferred income tax asset represents the probable estimated amount to be recovered. In addition, deferred income taxes are presented gross rather than being netted.

     Under U.S. GAAP, deferred taxes are accrued on all temporary tax differences. Valuation allowances are established when it is not more likely than not that tax losses will be recovered. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference. Deferred income tax assets and liabilities are netted rather than presented gross.

     As discussed in Note 17 (c), as part of the 1997 Pepsi transaction we acquired the conditional right to certain tax assets. As we have not utilized the assets within the period which expired on December 31, 2002, any future benefit from these assets will accrue entirely to AmBev.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     Although we have not recorded these assets under the more stringent probability tests and CVM regulations for purposes of Brazilian GAAP, we are confident that it is more likely than not that the assets will be recovered. Accordingly, under U.S. GAAP, we recorded a tax benefit of R$
     148.0 to reflect the tax loss carryforwards no longer subject to contingent utilization.

     We at times use different tax rates to calculate deferred taxes for Brazilian GAAP and U.S. GAAP. In Brazil, the tax law is sometimes significantly altered by provisional measure (medidas provisorias) announced by Presidential decree. Under U.S. GAAP, only enacted tax rates may be used in determining deferred taxes; however, the provisional measure, to the extent it has not lapsed, is used for determining the amount of current tax payable. As from October 2001, as a result of a change in law approved by the Brazilian Congress, pre-existing provisional measures no longer expire and have been treated as enacted for deferred tax calculation purposes. Therefore, no differences between Brazilian GAAP and U.S. GAAP remain in this regard.

     For purposes of the reconciliation, additional charges were recognized in the income statement under U.S. GAAP of R$ 27.0 in 2001 and R$ 19.7 in 2000.

(m)  PROVISION FOR DIVIDENDS AND NOTIONAL INTEREST ATTRIBUTABLE TO OWN CAPITAL

     Under Brazilian GAAP, at each year-end, management is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest, subject to certain limitations, calculated based on a government interest rate, on shareholders' equity. Such amounts are deductible for tax purposes and are presented as a deduction from shareholders' equity.

     Under U.S. GAAP, since proposed dividends may be ratified or modified at the annual Shareholders' Meeting, such dividends would not be considered as declared at the balance sheet date and would therefore not be accrued. However, interim dividends paid or interest credited to shareholders as capital remuneration under Brazilian legislation would be considered as declared for U.S. GAAP purposes.

     For purposes of the reconciliation, the December 31, 2002 provision of R$
     289.4 (20-1 - R$ 52.0) for proposed dividends was reversed under U.S.
     GAAP.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(n)  STOCK OWNERSHIP PLAN

     Under Brazilian GAAP, the rights to acquire AmBev's shares granted to employees, officers and directors under the stock ownership plan do not result in any expense being recorded. The purchase of the stock by the employees is recorded as an increase in capital stock for the amount of the purchase price.

     Under U.S. GAAP, in accordance with APB 25, Accounting for Stock Issued to Employees, the rights to acquire AmBev's shares granted under the stock ownership plan is deemed to give rise to compensation expense to the extent of the excess market price of the shares over the purchase price to employees, officers and directors. Since the ultimate purchase price is not known until the date of exercise (Note 15 (g)), the plan is considered a variable plan. In a variable plan, compensation cost is measured at each year-end between the grant date and the measurement date, based upon incremental changes in the market value of the company's stock. Compensation cost is calculated at the end of each year using the expected number of awards outstanding. These awards are multiplied by the year-end market price less the employees' expected share price. The incremental change in compensation cost is then amortized as a charge to expense over the periods in which the employees perform the related services; such periods normally include a vesting period.

     In addition, under U.S. GAAP pro forma disclosures of net income and earnings per share are presented under the fair value method of accounting. Under this method, fair value is determined using a pricing model (Black - Scholes) which takes into account the stock price at the grant date, the purchase price, the expected life of the award, the volatility of the underlying stock, the expected dividends, and the risk-free interest rate over the expected life of the award.

     For purposes of the reconciliation, additional charges were recognized under U.S. GAAP in the amounts of R$ 17.7 in 2002, R$ 10.0 in 2001 and R$
     8.4 in 2000.

(o)  ADVANCES TO EMPLOYEES FOR PURCHASE OF SHARES

     Under Brazilian GAAP, advances to employees for purchase of shares are recorded as an asset and the interest accrued credited to income.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



     Under U.S. GAAP, as the advances are collaterized by the stock issued under the stock ownership plan, the loan is reported as a deduction from shareholders' equity.

     For purposes of the reconciliation, shareholders' equity is reduced under U.S. GAAP by R$ 324.8 in 2002, R$ 215.2 in 2001 and R$ 165.2 in 2000.

(p)  ACCOUNTING FOR DERIVATIVE INSTRUMENTS

     Under Brazilian GAAP, derivative instruments are recorded at the lower of cost plus accrued interest and fair market value. Additionally, unrealized gains or losses arising from transactions entered to mitigate risks on purchase of raw materials are deferred and recognized in the statement of operations when realized.

     Under U.S. GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. This statement was effective from January 1, 2001 and at that date did not have a significant impact on our financial statements.

     For purposes of the reconciliation, as these transactions do not meet the requirements to qualify for hedge accounting under SFAS No. 133, we have recorded unrealized gains totaling R$ 4.9 in our results of operations under U.S. GAAP.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(q)  CLASSIFICATION OF STATEMENT OF OPERATIONS LINE ITEMS

     Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from U.S. GAAP. We have recast our statement of operations under the Brazilian GAAP to present a condensed statement of operations in accordance with U.S. GAAP (Note 20.4(b)). The reclassifications are summarized as follows:

     (i) interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of operations presented in accordance with Brazilian GAAP. Such amounts have been reclassified to non-operating income and expenses in the condensed statement of operations in accordance with U.S. GAAP;

     (ii) under Brazilian GAAP, gains and losses on the disposal or impairment of permanent assets are classified as non-operating income (expense). Under U.S. GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as an adjustment to operating income;

    (iii) [the net income (loss) differences between Brazilian GAAP and U.S. GAAP (Note 21.2), were incorporated in the statement of operations in accordance with U.S. GAAP;

     (iv) employee profit sharing expenses have been classified after non-operating expenses in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been reclassified to operating expenses in the condensed consolidated statement of operations in accordance with U.S. GAAP;

      (v) under Brazilian GAAP, certain credits arising from sales tax are recorded in operating income. Under U.S. GAAP these are adjusted against net sales, as a Sales tax deduction;

     (vi) under Brazilian GAAP, charges arising from provision for contingencies are presented in a single line item in operating expense . Under U.S. GAAP, provision for contingencies are recorded in the statement of operations based on the type of contingency

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



    (vii) under Brazilian GAAP, jointly controlled entities must be consolidated using the proportional consolidation method. Proportional consolidation requires that the share of the assets, liabilities, income and expenses are combined on a line-by line basis with similar items in the Company's financial statements. Under U.S. GAAP, jointly controlled entities are recorded under the equity method. The prorated accounts of our jointly controlled investees have not been combined in the condensed consolidated U.S. GAAP balance sheet and statements of operations;

   (viii) under Brazilian GAAP, shipping and handling costs, representing R$ 264.2, R$ 194.9 and R$ 138.4, respectively, for the years ended December 31, 2002, 2001, and 2000, are expensed as incurred and classified as selling expenses in the income statement. Under U.S. GAAP, pursuant to the requirements of the Emerging Issues Task Force
          (EITF) Issue No. 00-10, these expenses were reclassified to cost of sales;

     (ix) in order to obtain more prominent and accessible shelf space for its products, AmBev pays distributors and retailers to place our products in premium positions. The Company also pays bonuses and gives discounts to increase sales, normally processed in the form of cash payments or additional products. Under Brazilian GAAP, these costs are classified as selling and marketing expenses. Under U.S. GAAP, pursuant to the EITF 01- 09 these costs are reclassified reducing net revenues;

     (x) under Brazilian GAAP, in 2000, the results of Antarctica were consolidated, line by line, for the whole year while under U.S. GAAP, the consolidation became effective only as from April 1. Up to that date, under U.S. GAAP, the results of Antarctica were recognized as an equity pick-up; and

     (xi) under Brazilian GAAP, unrealized gains or losses arising from foreign currency and commodities swaps entered to mitigate prices and foreign exchange risks on purchase of raw material, are deferred and recognized in the statement of operations as Cost of sales upon realization. For U.S. GAAP, as these instruments do not need the qualifying criteria for hedge accounting under SFAS No. 133, these gains or losses, due to changes in fair value of swaps, are recorded as Financial income or Financial expense. The total amount reclassified in 2002 was R$ 345.6.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(R)  CLASSIFICATION OF BALANCE SHEET LINE ITEMS

     Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. We have recast our consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 20.4(a)). The reclassifications are summarized as follows:

       (i) under U.S. GAAP certain deferred charges were reclassified to property, plant and equipment, accordingly to their nature;

      (ii) under U.S. GAAP certain property, plant and equipment were reclassified to intangible assets, according to their nature;

     (iii) under Brazilian GAAP, deferred income taxes are not netted and assets are shown separately from liabilities. For U.S. GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



21.2 RECONCILIATION OF THE DIFFERENCES
     BETWEEN BRAZILIAN GAAP AND U.S. GAAP

(A)  NET INCOME

                                                                      REF        YEARS ENDED DECEMBER 31,
                                                                     NOTE---------------------------------
                                                                     21.1        2002       2001     2000
                                                                         ------------ ---------- ---------

     NET INCOME UNDER BRAZILIAN GAAP                                          1,510.3      784.6     470.2

       Depreciation of additional indexation of permanent
          assets from 1995 to 1997                                    (a)       (18.1)     (22.6)    (32.8)
       Foreign currency translation of foreign subsidiaries           (b)      (105.3)
       Capitalized interest, net of amortization                      (c)        (2.4)      (2.4)     (2.4)
       Deferred charges, net of amortization and other
          intangible assets                                           (d)        18.3       (0.4)     57.1
       Business combination adjustments                               (e)       125.5       77.7     262.1
       Consolidation of welfare foundations (FAHZ/BWF)                (g)        (4.9)      45.2      (5.8)
       Pension plan                                                   (i)        13.9        2.8      31.7
       Other post-retirement benefits                                 (i)        (1.7)      (3.6)    133.7
       Foreign exchange gain from translation of foreign subsidiaries (k)       (23.6)     (35.0)    (12.6)
       Deferred income tax rates not enacted                          (k)                   27.0     (19.7)
       Recognition of Pepsi tax assets                                (1)       148.0
       Compensation expense from stock ownership plan                 (n)       (17.7)     (10.0)     (8.4)
       Derivatives charged to income                                  (p)         4.9
       Minority interest on adjustments above                                    (2.0)      (1.0)    (57.4)
       Deferred income tax on adjustments above                                  (3.0)     (22.2)     80.0
                                                                                                 ----------
       Equity in losses of Antarctica under U.S. GAAP
          three months to March 31, 2000                              (f)                            (80.7)
       Losses of Antarctica consolidated in AmBev under
          Brazilian GAAP three months to March 31, 2000               (f)                             86.4
       FAHZ expenses pushed-down                                      (h)                            (22.2)
                                                                         ------------ ---------- ---------
     NET INCOME UNDER U.S. GAAP                                               1,642.2      840.1     879.2
                                                                         ============ ========== =========

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(B)   SHAREHOLDERS' EQUITY

                                                                REF       2002       2001      2000
                                                                   ------------ ---------- ---------
     SHAREHOLDERS' EQUITY UNDER BRAZILIAN GAAP                         4,129.6    3,363.4   3,076.9

       Additional indexation of permanent assets from
           1995 to 1997, net                                    (a)      130.9      149.0     171.6
       Foreign currency translation on foreign subsidiaries     (b)     (105.3)
       Capitalized interest, net of amortization                (c)        8.1       10.5      12.9
       Reversal of deferred charges, and other intangible
          assets, net of amortization                           (d)     (174.6)    (192.9)   (192.5)
       Business combination adjustments                         (e)     (194.8)    (320.3)   (386.7)
       Consolidation of welfare foundations (FAHZ/BWF)          (g)      266.9      270.3     136.1
       Pension plan                                             (i)       32.8       18.9      36.8
       Other post-retirement benefits                           (i)      (79.8)     (78.1)   (130.0)
       Deferred income tax rate not enacted                     (l)                           (27.0)
       Recognition of Pepsi tax assets                          (l)      148.0
       Reversal of dividends not yet declared                   (m)      341.4       52.0
       Advances to employees for purchase of shares             (o)     (324.8)    (215.2)   (165.1)
       Derivatives charged to income                            (p)        4.9
       Minority interest on adjustments above                             (4.8)      (2.8)     (1.8)
       Deferred income tax on adjustments                               (217.9)    (214.9)   (153.0)
                                                                   ------------ ---------- ---------
     SHAREHOLDERS' EQUITY UNDER U.S. GAAP                              3,960.6    2,839.9   2,378.2
                                                                   ------------ ---------- ---------


21.3 U.S. GAAP SUPPLEMENTARY INFORMATION

(A)  PROPERTY, PLANT AND EQUIPMENT

                                                                                     2002      2001
                                                                                ---------- ---------
     Property, plant and equipment                                                7,749.1   6,589.6
     Accumulated depreciation                                                    (4,650.9) (3,473.4)
                                                                                ---------- ---------
     Property, plant and equipment, net                                           3,098.2   3,116.2
                                                                                ========== =========
     Total assets                                                                11,584.6  10,195.9
                                                                                ========== =========

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     --------------------------------------------------------------------------



(B)  RECENT U.S. GAAP ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

     The Financial Accounting Standard Board (FASB) has recently issued the following SFAS which are effective in periods after December 31, 2002:
     SFAS No. 143, Accounting for Asset Retirement Obligations; SFAS No. 145, Extinguishment of Debt; SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities and SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123.

     SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS No. 143 is effective for fiscal years beginning after September 15, 2002

     SFAS No. 145 addresses financial accounting and reporting for extinguishment of debt. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002.

     SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002.

     SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has included the disclosure requirements of SFAS No. 148 in its financial statements and is currently evaluating the impact of fair value transition alternatives.

     In addition, in November 2002, FASB issued Interpretation No. 45 (FIN
     45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and
     Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest
     Entities.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31
EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
------------------------------------------------------------------------------


     FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

     FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. Under FIN 46, entities are required to be consolidated by enterprises that lack majority voting interest when equity investors of those entities have significant capital risk, the obligation to absorb expected losses, or the right to receive expected returns. Entities identified with these characteristics are called variable interest entities and the interest that enterprises have in these entities are called variable interests. These interests may derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards, which finance the variable interest entities, despite the voting interest in the entities.

     The interpretation requires that if a business enterprise has a controlling financial interest in a variable entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created before February 1, 2003, FIN 46 must be adopted in the first reporting period beginning after June 15, 2003. The Company is evaluating the impact of this interpretation on its financial condition, results of operations and cash flows.

     There have been no variable interest entities created after January 31, 2003 in which the Company has an interest. The Company is reviewing its financial arrangements entered into before February 1, 2003 to identify any that might qualify as variable interest entities.

     Management believes that these new accounting pronouncements will have no significant impact on the Company's consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31
EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
------------------------------------------------------------------------------


(C)     ADDITIONAL INFORMATION - STOCK OWNERSHIP PLAN

                                                                  2002              2001          2000
                                                        --------------      ---------------   --------------

Range of purchase prices for outstanding awards         57.49 - 450.19      69.34 to 381.38   53.28 to 341.67
                                                        ==============      ===============   ===============

Weighted average market price per share
  (based on quoted market value at date granted)
     for awards granted during the year                         530.28               417.08            399.80

Weighted average exercise price of awards
  granted in the year                                           450.19               381.38            341.67
                                                        ==============      ===============   ===============
Weighted average grant-date intrinsic value of
  awards granted during year (difference
     between quoted market price and
       purchase price)                                           80.09                35.70             58.13
                                                        ==============      ===============   ===============
WEIGHTED-AVERAGE PURCHASE PRICES
At beginning of year                                            273.24               148.19            108.00
  Granted                                                       450.19               381.38            341.67
  Exercised                                                     265.46               141.93            104.36
  Forfeited                                                     228.12               136.64            110.41
                                                        --------------      ---------------   ---------------
At end of year                                                  313.75               273.24            148.19
                                                        ==============      ===============   ===============


OUTSTANDING AND EXERCISABLE:

                        NUMBER OF SHARES (THOUSANDS)      WEIGHTED - AVERAGE PURCHASE
                                                                            PRICES(*)
                   --------------------------------- ---------------------------------
RANGE OF
PURCHASE PRICES (*)       2002       2001       2000       2002       2001       2000
------------------- ---------- ---------- ---------- ---------- ---------- -----------
57.49 - 69.34            3,038      3,482     31,202      57.49      69.34       6312
69.35 - 103.44          42,061     65,113    224,810      93.73     101.96       94.6
103.45 - 196.93         92,254     153,724   465,080     166.06     150.41      138.8
196.94 - 226.74        140,803     274,150   453,763     226.74     176.90      161.0
226.75 - 413.82        352,144     534,752    66,500     411.65     380.12      341.7
413.83 - 450.19         10,500                           450.19
                    ---------- ---------- ---------- ---------- ---------- -----------
                       640,800  1,031,221  1,241,355     313.75     273.24      148.19
                    ========== ========== ========== ========== ==========  ==========

(*) Expressed in whole reais.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------

(D)  PRO FORMA FAIR VALUE EFFECTS OF STOCK OWNERSHIP PLAN

     We have calculated the pro forma effects of accounting for the stock ownership plan in accordance with SFAS No. 123, Accounting for Stock Based Compensation. Had compensation cost for the Plan been determined based on the fair value at the grant date in accordance with the provisions of SFAS No. 123, our U.S. GAAP net income and earnings per thousand shares would have been as follows:

                                                       2002        2001        2000
                                                 ----------  ----------  ----------
     Net income - U.S. GAAP                         1,642.2       840.1       879.2
     (+) Compensation cost under APB 25                17.7        10.0         8.4
     (-) Compensation cost under SFAS No. 123         (40.8)      (27.2)      (25.4)
                                                 ----------  ----------- ----------
                                                    1,619.1       822.9       862.2
                                                 ==========  ==========  ==========

     Earnings (losses) per thousand shares - pro forma
       (whole -reais ) - R$
          Basic
            Preferred                                 48.86       24.61       24.71
            Common                                    44.42       22.37       22.47
          Diluted
            Preferred                                 48.46       24.30       23.78
            Common                                    44.06       22.09       21.62

     These pro forma results are not necessarily indicative of future amounts.

     The fair value of each award granted was estimated on the date of grant using the Black - Scholes pricing model with the following weighted average assumptions used for grants in 2002: dividend yield
     - 1.7% (2001 - 1.6%; 2000 - 5%), expected volatility - 33% (2001 -
     43%; 2000 - 49%), risk-free interest rate-nominal terms - 4.8% (2001
     - 1.1%, 2000 - 16.5%) and expected lives of three years for all periods.

                                                          2002        2001        2000
                                                 ----------  ----------  ----------
     Fair value of awards granted in the year
       using the Black - Scholes pricing model
          (R$ per thousand shares)                   283.46      199.62      311.18
                                                 ==========  ==========  ==========

     Total fair value of awards granted in the year     5.1        99.8        20.7
                                                 ==========  ==========  ==========

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------

21.4 U.S. GAAP CONDENSED FINANCIAL INFORMATION

     Based on the reconciling items and discussion above, the AmBev consolidated balance sheet, statement of operations, and statement of changes in shareholders' equity under U.S. GAAP have been recast in condensed format as follow:

(A)  CONDENSED BALANCE SHEET UNDER U.S. GAAP

     ASSETS                                             2002         2001
                                                 -----------  -----------

     Current assets

        Cash and cash equivalents                    1,131.6      1,412.8
        Short-term investments                       1,991.4      1,065.5
        Unrealized gains on derivatives                214,9
        Restricted cash - FAHZ                         117.8        131.3
        Trading securities
        Trade accounts receivable, net                 699.9        792.0
        Taxes recoverable                              411.8        329.4
        Inventories                                    859.4        806.3
        Deferred income tax                             47.0         37.9
        Prepaid expenses and other                     302.8        209.0
                                                 -----------  -----------
                                                     5,776.6      4,784.2
                                                 -----------  -----------

     Investments
        Investment in affiliates                         2.7         97.4
        Other                                           11.1         42.3
                                                 -----------  -----------
                                                        13.8        139.7

     Goodwill and intangible assets, net               662.2        581.6
                                                 -----------  -----------

     Property, plant and equipment                   3,098.2      3,116.2
                                                 -----------  -----------

     Other assets
        Receivables from affiliated companies           12.1         54.5
        Prepaid expenses                                51.1         81.3
        Deferred income tax                          1,414.1        868.5
        Other taxes recoverable                        112.7        177.4
        Prepaid pension cost                            54.4         39.7
        Restricted deposits for legal proceedings      236.8        177.2
        Assets held for sale                           121.5        117.7
        Other                                           31.1         93.7
                                                 -----------  -----------
     Total assets                                   11,584.6     10,231.7
                                                 ===========  ===========

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY                     2002         2001
                                                       -----------  -----------
     Current liabilities
       Suppliers                                             789.6        562.6
       Payroll and related charges                           193.6        140.8
       Taxes on income payable                                74.4        67.5
       Other taxes payable                                   615.4        592.5
       Short-term debt                                       305.9      1,405.0
       Current portion of long-term debt                     292.5        280.3
       Interest attributed to shareholders' equity payable     4.2        106.1
       Other                                                 122.8        166.0
                                                       -----------  -----------
                                                           2,398.4      3,320.8
                                                       -----------  -----------
     Long-term liabilities
       Long-term debt                                      3,879.3      2,610.6
       Accrued liability for contingencies                   772.2        653.0
       Sales tax deferrals                                   306.9        580.7
       Post-retirement benefits                              133.2        123.8
       Other                                                  85.7         14.8
                                                       -----------  -----------

                                                           5,177.3      3,982.9
                                                       -----------  -----------

     Minority interest                                        48.3         88.1
                                                       -----------  -----------

     Shareholders' equity                                  3,960.6      2,839.9
                                                       -----------  -----------

     Total liabilities and shareholders' equity           11,584.6     10,231.7
                                                       ===========  ===========

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------

(B)  CONDENSED STATEMENT OF OPERATIONS UNDER U.S. GAAP

                                                                    2002           2001           2000
                                                           -------------  -------------  -------------

     GROSS SALES                                                14,215.3       12,865.4       10,379.9
     Value-added and other taxes, discounts and returns         (6,904.9)      (6,299.1)      (5,558.4)
                                                           -------------  -------------  -------------

     NET SALES                                                   7,310.4        6,566.3        4,821.5
     Cost of sales                                              (3,900.2)      (3,676.0)      (2,717.5)
                                                           -------------  -------------  -------------

     GROSS PROFIT                                                3,410.2        2,890.3        2,104.0

     OPERATING INCOME (EXPENSES)
      Selling and marketing                                       (928.3)        (837.7)        (680.2)
      General and administrative                                  (910.9)        (631.8)        (535.3)
      Other operating expense, net                                  (1.8)        (111.8)        (145.1)
                                                           -------------  -------------  -------------

     OPERATING INCOME                                            1,569.2        1,309.0          743.4
                                                           -------------  -------------  -------------

     NON-OPERATING INCOME (EXPENSES)
      Financial income                                           2,929.6          355.2          302.4
      Financial expenses                                        (3,262.5)        (850.5)        (568.3)
      Other non-operating (expense) income, net                    (59.3)          (5.0)           8.0
                                                           -------------  -------------  -------------

     INCOME BEFORE INCOME TAX, EQUITY IN
      AFFILIATES AND MINORITY INTEREST                           1,177.0          808.7          485.5
                                                           -------------  -------------  -------------

     INCOME TAX BENEFIT (EXPENSE)
      Current                                                     (123.4)        (197.9)        (207.9)
      Deferred                                                     548.4          224.5          676.3
                                                           -------------  -------------  -------------
                                                                   425.0           26.6          468.4

     INCOME BEFORE EQUITY IN AFFILIATES
      AND MINORITY INTEREST                                      1,602.0          835.3          953.9
                                                           -------------  -------------  -------------

      Equity in earnings (losses) of affiliates                     (6.5)          15.5          41.3
      Equity in losses of Antarctica (Note 21.1(f))                               (80.7)
      Minority interest                                             46.7          (10.7)         (35.3)
                                                           -------------  -------------  -------------

     NET INCOME                                                  1,642.2          840.1          879.2
                                                           =============  =============  =============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED

     ------------------------------------------------------------------------------------------------------


                                                                        2002           2001           2000
                                                                -------------  -------------  -------------

     EARNINGS PER THOUSAND SHARES
      Basic
          Preferred shares                                              49.55         25.13           25.20
          Common shares                                                 45.05         22.84           22.91
      Diluted
          Preferred shares                                              49.16         24.80           24.26
          Common shares                                                 44.69         22.55           22.05

     WEIGHTED AVERAGE SHARES OF OUTSTANDING (IN THOUSANDS)

      Basic
          Preferred shares                                         22,173,257    22,291,120      21,919,724
          Common shares                                            12,061,783    12,259,953      14,265,323
      Diluted
          Preferred shares                                         22,441,742    22,726,631      23,090,525
          Common shares                                            12,061,783    12,258,788      14,475,271

(C)  CONDENSED CHANGES IN SHAREHOLDERS' EQUITY UNDER U.S. GAAP

                                                                                    YEARS ENDED DECEMBER 31
                                                                -------------------------------------------
                                                                        2002           2001           2000
                                                                -------------  -------------  -------------

     AT BEGINNING OF THE YEAR                                         2,839.9       2,378.2         1,628.7
        Capital increase                                                101.9         379.1
          Treasury shares acquired                                     (370.7)       (495.4)         (923.3)
          Additional paid-in capital                                     17.7          (1.2)        1,130.8
          Premium received on sale of options                            11.7           4.9
          Advances to employees for purchase of shares                 (109.5)        (50.0)          (76.2)
          Return of capital                                                                          (111.9)
          Translation adjustment                                         23.6          35.0            12.7
          Net income                                                  1,642.2         840.1           879.2
        Dividends and interest attributed to shareholders'             (196.2)       (250.8)         (161.8)
        equity declared                                         -------------  -------------  -------------
AT END OF THE YEAR                                                    3,960.6       2,839.9         2,378.2
                                                                =============  =============  =============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------

22   SEGMENT REPORTING

Under Brazilian GAAP, no separate segment reporting is required.

     Under U.S. GAAP, SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenues or hold assets, and major customers. AmBev's business is comprised of three main segments: beer international, beer Brazil and soft drinks, which together accounted for 96% of AmBev's net sales in 2002 (95% of net sales in 2001 and 98% net sales in 2000). In the past, our operations were divided into only two segments: beer and soft drinks; we have reclassified prior periods to disclose both domestic and international operations for beer.

     SFAS No. 131 requires that segment data be presented in the U.S. GAAP financial statements on the basis of the internal information that is used by management for making operating decisions, including allocation of resources among segments, and segment performance. This information is derived from its statutory accounting records which are maintained in accordance with Brazilian GAAP. Certain expenses were not allocated to the segments. These unallocated expenses are corporate overheads, minority interests, income taxes and financial interest income and expense. Certain operating units do not separate operational expenses, total assets, depreciation and amortization. These amounts were allocated based on gross sales revenue.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED


                                       2002       2001       2000
                                -----------   --------   ---------
     NET SALES
       Beer
          Domestic                  5,546.4    4,824.5    4,044.2
          International               396.3      414.4      243.9
       Soft Drinks                  1,096.2      967.0      848.7
       Others                         286.4      319.7      113.6
                                -----------   --------   ---------

                                    7,325.3    6,525.6    5,250.4
                                -----------   --------   ---------

     COST OF SALES
       Beer
          Domestic                 (2,237.2)  (2,274.8)    (2,061)
          International              (214.0)    (200.9)    (123.0)
       Soft Drinks                   (698.4)    (662.7)    (552.4)
       Others                        (192.1)    (227.8)    (107.3)
                                -----------   --------   ---------

                                   (3,341.7)  (3,366.2)  (2,843.7)
                                -----------   --------   ---------

SELLING AND MARKETING EXPENSES
  Beer
     Domestic                        (469.5)    (448.3)    (407.3)
     International                    (58.8)    (85.9)      (75.0)
       Soft Drinks                   (134.6)    (153.0)     (86.2)
       Others                         (24.3)     (16.6)     (10.1)
                                -----------   --------   ---------

                                     (687.2)    (707.8)    (578.6)
                                -----------   --------   ---------

     DIRECT DISTRIBUTION EXPENSES
       Beer
          Domestic                   (361.5)    (320.9)    (242.7)
          International               (63.7)     (46.9)
       Soft Drinks                   (100.3)     (92.8)     (87.9)
       Others                         (11.9)     (12.3)      (6.4)
                                -----------   --------   ---------

                                     (537.4)    (467.8)    (337.0)
                                -----------   --------   ---------

     GENERAL AND ADMINISTRATIVE EXPENSES
       Beer
          Domestic                   (326.8)    (292.2)    (316.0)
          International               (27.1)     (34.8)     (26.8)
       Soft Drinks                    (13.1)     (17.5)     (21.8)
       Others                          (6.5)      (7.0)      (8.4)
                                -----------   --------   ---------

                                     (373.5)    (351.5)    (373.0)
                                -----------   --------   ---------

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------


                                                  2002         2001        2000
                                           -----------  -----------   ---------

     DEPRECIATION AND AMORTIZATION EXPENSES (*)
       Beer
          Domestic                                   (275.5)    (189.3)     (149.1)
          International                               (15.7)     (17.1)       (9.2)
       Soft Drinks                                    (36.1)     (35.4)      (40.5)
       Others                                          (7.3)     (14.7)       (3.5)
                                                -----------  -----------   ---------

                                                     (334.6)    (256.5)     (202.3)
                                                -----------  -----------   ---------
     LESS:
       Provisions for contingencies and other        (123.7)     (33.9)     (269.2)
       Other operating income, net                    199.4      152.2         9.1
       Financial expense, net                        (747.1)    (503.1)     (324.0)
       Non-operating income (expense), net            (72.1)       2.3        52.7
       Income tax benefit (expense), net              280.6      (51.9)      405.4
       Profit sharing and contributions              (125.0)    (157.1)      (53.7)
       Minority interest                               47.3        0.3      (265.9)
                                                -----------  -----------   ---------

       NET INCOME                                  (1,510.3)     784.6       470.2
                                                ===========  ===========   =========

(*) Relates primarily to administrative assets and amortization of deferred charges; excludes depreciation of production assets and amortization of goodwill, included in Other operating income, net.

Revenues from no individual customer represented more than 10% of our net sales. Information on our geographic areas is as follows:

                                                       2002         2001        2000
                                                -----------  -----------   ---------

     TOTAL NET SALES
       Domestic                                     6,929.0      6,111.2     5.006.5
       International                                  396.3        414.4       243.9
                                                -----------  -----------   ---------

                                                    7,325.3      6,525.6     5,250.4
                                                ===========  ===========   =========
     TOTAL PROPERTY, PLANT AND EQUIPMENT
       Domestic                                     2,705.8      2,820.8     2,791.8
       International                                  583.3        456.9       412.4
                                                -----------  -----------   ---------

                                                    3,289.1      3,277.7     3,204.2
                                                ===========  ===========   =========

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------


                                                       2002         2001
                                                -----------  -----------

     TOTAL SEGMENT ASSETS
       Beer                                         7,570.9      4,162.3
       Soft Drinks                                  1,891.0      1,189.2
       Others                                         883.9        594.6
                                                  ---------      -------
                                                   10,345.8      5,946.1
                                                  ---------      -------
     GENERAL CORPORATE ASSETS                       2,035.6      5,118.5
                                                  ---------      -------
       TOTAL ASSETS                               12,381.41      1,064.6
                                                  =========      =======

     TOTAL ASSETS BY LOCATION

       Domestic                                    11,321.6      10,2442
       International                                1,059.8        820.4
                                                  ---------     --------
       TOTAL ASSETS                               12,381.41     11,064.6
                                                  =========     ========

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------


23   CONSOLIDATING SCHEDULES

     In connection with an issuance of bonds by CBB in 2001 in the United States and international markets Under rule 144-A and Regulation S, we are presenting, pursuant to Rule 3-10 of Regulation S-X of the SEC, condensed consolidating financial information in Brazilian GAAP, of certain entities with which we are co-guarantors.

     In December 2001, CBB issued U.S.$ 500 million 10 1/2% notes due 2011, with a full and unconditional guarantee offered by AmBev.

     CBB is the surviving entity following the merger of Brahma into Antarctica and the change of Antarctica's name to CBB, both of which occurred on March 31, 2001. As of December 31, 2000, Brahma and Antarctica were wholly-owned subsidiaries of AmBev. AmBev held 100% of the total and voting shares of CBB through September 28, 2001, at which date a Brazilian government development agency received 26,958,767 preferred shares in CBB. As at December 31, 2002, AmBev held 100% of the voting shares (2001 - 100%) and 99.7% of the total shares of CBB (2001 - 99.7%).

     The financial information regarding AmBev Holding is unconsolidated. The financial information regarding CBB is consolidated. This information differs from the accounting structure of AmBev, in which AmBev is treated as the accounting successor of Brahma.

     We believe that the condensed consolidating financial information, as presented below, provides an appropriate level of financial information to investors.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------


(A)  CONSOLIDATING SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2002

(i)  Condensed consolidated balance sheet

                                         AMBEV                     CONSOLIDATING
                                       HOLDING       CBB    OTHER    ADJUSTMENTS   CONSOLIDATED
                                     --------- --------- --------   ------------   -------------
ASSETS

 Current asset
  Cash and cash equivalents                0.1     685.7    445.8                       1,131.6
  Short-term investments                           443.4  1,715.0                       2,158.4
  Unrealized gain on derivatives                   209.5      5.4                         214.9
  Trade accounts receivable, net                   683.0     64.3          (68.3)         679.0
  Receivable from affiliates               6.0     872.4  2,627.9       (3,506.3)
  Taxes recoverable                       47.3     344.0     18.9                         410.2
  Inventories                                      767.1     92.6                         859.7
  Other                                    0.3      90.7     48.5            0.3          139.8
                                     --------- --------- --------   ------------   -------------

                                          53.7   4,095.8  5.018.4       (3,574.3)       5.593.6
                                     --------- --------- --------   ------------   -------------

 Non-current assets
  Receivables from affiliates companies          1,669.7    144.8       (1,814.5)
  Deferred income tax                    139.8   1,367.4     51.2                       1,558.4
  Other taxes recoverable                 78.0     259.7      3.1                         340.8
  Other                                  187.0     509.5    110.2                         806.7
                                     --------- --------- --------   ------------   -------------

                                         404.8   3,806.3    309.3       (1,814.5)       2,705.9
                                     --------- --------- --------   ------------   -------------

Permanent assets
 Investments
  CBB                                    754.5                            (754.5)
  Goodwill and negative goodwill         403.7     169.4     53.8                         626.9
  Investments in affiliates - 100%
    voting shares interest             3,215.6                          (3,215.6)
  Other investments less than 100%
    voting shares interest               216.0               73.2         (289.2)
  Other                                    1.3       8.8      0.3                          10.4
                                     --------- --------- --------   ------------   -------------

                                       4,591.1     178.2    127.3       (4,259.2)         637.4
  Property, plant and equipment                  2.893.3    395.8                       3,289.1
  Deferred charges                                 100.9     54.5                         155.4
                                     --------- --------- --------   ------------   -------------

                                       4,591.1   3,172.4    577.6       (4,259.2)       4,081.9
                                     --------- --------- --------   ------------   -------------

TOTAL ASSETS                           5.049.6  11,074.5  5,905.3       (9,648.0)      12,381.4
                                     ========= ========= ========   ============   =============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------


     Condensed consolidated balance sheet (continued)

                                              AMBEV                     CONSOLIDATING
                                            HOLDING       CBB    OTHER    ADJUSTMENTS   CONSOLIDATED
                                          --------- --------- --------   ------------   -------------

     LIABILITIES AND SHAREHOLDERS' EQUITY

      Current liabilities
       Suppliers                                0.2     752.6     71.3          (35.0)         789.1
       Payable to affiliates                  329.6     428.8    849.7       (1,531.4)          76.7
       Payroll and related charges              1.2      53.5      5.1                          59.8
       Loans and financing                              554.3     53.1                         607.4
       Taxes payable                            0.7     667.9     25.1                         693.7
       Dividends and interest attributed
         to shareholders' equity payable      345.0       1.0      0.1           (0.4)         345.7
       Other                                   15.6     283.2     17.6          (55.2)         261.2
                                          --------- --------- --------   ------------   ------------

                                              692.3   2,741.3  1,022.0       (1,622.0)       2,833.6
                                          --------- --------- --------   ------------   ------------

      Long-term liabilities
       Loans and financing                            3,841.9     37.4                       3,879.3
       Accrued liability for contingency      125.2     876.2     13.5                       1,014.9
       Sales tax deferrals                              306.9                                  306.9
       Post-retirement benefits                          53.4                                   53.4
       Payable to affiliates                          2,479.1  1,268.5       (3,747.6)
       Deferred income tax                               22.6      3.1                          25.7
       Other                                              9.5     68.0          (18.7)          58.8
                                          --------- --------- --------   ------------   ------------

                                              125.2   7,589.6  1,390.5       (3,766.3)       5,339.0
                                          --------- --------- --------   ------------   ------------

      Minority interest                                  89.2     59.1          (69.1)          79.2
                                          --------- --------- --------   ------------   ------------

      Shareholders' equity                  4,232.1     654.4  3,433.7       (4,190.6)       4,129.6
                                          --------- --------- --------   ------------   ------------

     TOTAL LIABILITIES AND
      SHAREHOLDERS' EQUITY                  5,049.6  11,074.5  5,905.3       (9,648.0)      12,381.4
                                          ========= ========= ========   ============   ============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------


(ii)    Condensed consolidated statements of operations

                                                      AMBEV                     CONSOLIDATING
                                                    HOLDING       CBB    OTHER    ADJUSTMENTS   CONSOLIDATED
                                                  --------- --------- --------  --------------  ------------

     NET SALES                                                6,971.2    542.3          (188.2)      7,325.3
     Cost of sales                                           (3,145.0)  (347.7)          151.0      (3,341.7)
                                                  --------- --------- --------  --------------  ------------
     GROSS PROFIT                                            3,826.2     194.6           (37.2)      3,983.6
                                                  --------- --------- --------  --------------  ------------
     OPERATING INCOME (EXPENSES)
      Selling, general and administrative             (13.7) (1,583.3)  (157.1)           32.3      (1,721.8)
      Depreciation and amortization of deferred                (302.9)   (31.7)                      (334.6)
       charges
      Other operating income, net                      73.9      75.9     76.9           (27.2)        199.5
      Financial income (expenses), net                (25.7) (2,416.0) 1,689.8             4.8        (747.1)
      Equity in earnings of affiliates              1,462.3               12.3        (1,474.7)
                                                  --------- --------- --------  --------------  ------------
     OPERATING INCOME                               1,496.8    (400.1) 1,784.8        (1,502.0)      1,379.5
                                                  --------- --------- --------  --------------  ------------
     NON-OPERATING INCOME (EXPENSE), NET                        (33.6)   (15.9)          (22.6)        (72.1)
                                                  --------- --------- --------  --------------  ------------
     INCOME BEFORE INCOME TAXES, PROFIT
       SHARING AND MINORITY INTEREST                1,496.8    (433.7) 1,768.9        (1,524.6)      1,307.4

     Income tax benefit                                20.4     235.0     25.2                         280.6
                                                  --------- --------- --------  --------------  ------------
     INCOME (LOSS) BEFORE PROFIT SHARING,
       CONTRIBUTIONS AND MINORITY INTEREST          1,517.2    (198.7) 1,794.1        (1,524.6)      1,588.0
         Employee and management
          profit sharing                               (6.9)   (105.4)                                (112.3)
         Contributions to FAHZ                                  (12.8)                                 (12.8)
                                                  --------- --------- --------  --------------  ------------
     INCOME (LOSS) BEFORE MINORITY INTEREST         1,510.3    (316.9) 1,794.1        (1,524.6)      1,462.9
      Minority interest                                         (17.5)    51.6            13.3          47.4
                                                  --------- --------- --------  --------------  ------------
     NET INCOME (LOSS) FOR THE YEAR                 1,510.3    (334.4) 1,845.7        (1,511.3)      1,510.3
                                                  ========= ========= ========  ==============  ============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------


(iii)   Condensed consolidated statement of cash flows

                                                      AMBEV                      CONSOLIDATING
                                                    HOLDING       CBB     OTHER     ADJUSTMENTS   CONSOLIDATED
                                                  --------- ---------  --------  --------------   ------------

     NET CASH PROVIDED BY OPERATING ACTIVITIES        496.2   1.714.7   1,514.0          (129.9)       3,595.0
                                                  --------- ---------  --------  --------------   ------------

     CASH FLOWS FROM INVESTING ACTIVITIES
      Short term investments                                    609.5  (1,418.2)                        (808.7)
      Securities and collateral                                          (249.3)                        (249.3)
      Investments in affiliates and subsidiaries,
       net of cash acquired                            88.1    (163.3)     (0.4)                         (75.6)
      Acquisitions and proceeds on disposal of                 (456.5)    (65.8)                        (522.3)
       property, plant and equipment, net                        43.3      55.0                           98.3
      Expenditures on deferred charges                          (45.5)                                   (45.5)
                                                  --------- ---------  --------  --------------   ------------

     Net cash provided by (used in)                    88.1     (12.5) (1.678.7)                      (1,603.1)
      investing activities

     CASH FLOWS FROM FINANCING ACTIVITIES
      Loans and financing
       Issuance                                                 549.9      44.5            25.9          620.1
       Repayments, including interest                  (0.3) (2,665.8)   (259.2)                      (2,925.3)
      Capital subscription                             32.8    (447.9)    444.1                           29.0
      Repurchase of own shares for treasury          (337.1)                                            (337.1)
      Capital increase of minority interests in
       subsidiaries                                              10.5                                     10.5
      Dividends and interest attributed to
       shareholders' equity paid                     (290.4)   (149.2)                    104.0         (335.6)
      Advances to employees for
       purchase of shares                              10.8      15.4                                     26.2
                                                  --------- ---------  --------  --------------   ------------

     Net cash provided by (used in)                  (584.2) (2,687.1)    229.4           129.9       (2,912.2)
      financing activities

     Effects of exchange rate changes on cash                   639.1                                     639.1

     NET INCREASE (DECREASE) IN CASH AND
      CASH EQUIVALENTS                                  0.1    (345.8)     64.6                         (281.2)

     Cash and cash equivalents,
      at beginning of year                                    1,031.5     381.2                        1,412.8
                                                  --------- ---------  --------  --------------   ------------

     CASH AND CASH EQUIVALENTS AT END OF YEAR           0.1     685.7     445.8                        1,131.6
                                                  ========= =========  ========  ==============   ============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------


(B)     CONSOLIDATING SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2001

(i)     Condensed consolidated balance sheet

                                                      AMBEV                      CONSOLIDATING
                                                    HOLDING       CBB     OTHER     ADJUSTMENTS   CONSOLIDATED
                                                  --------- ---------  --------  --------------   ------------

     ASSETS

      Current asset
       Cash and equivalents                                   1,031.6     381.2                        1,412.8
       Short-term investments                                 1,036.8     149.1                        1,185.8
       Trade accounts receivable, net                           810.3      52.7           (60.4)         802.6
       Receivable from affiliates                             1,434.5   1,492.7        (2,927.2)
       Taxes recoverable                               69.4     248.3      18.3                          336.0
       Inventories                                              723.0      83.7                          806.7
       Dividends and interest attributed to
         shareholders' equity receivable              146.7       6.8                    (153.5)
       Other                                            3.0     133.9      39.9                          176.8
                                                  --------- ---------  --------  --------------   ------------

                                                      219.1   5,425.3   2,217.5        (3,141.1)       4,720.7
                                                  --------- ---------  --------  --------------   ------------

      Non-current assets
       Receivables from affiliates companies            0.1     532.5      85.0          (582.7)          34.9
       Deferred income tax                            119.3   1,010.0      31.0                        1,160.3
       Other taxes recoverable                         78.2     250.0       4.9                          333.1
       Other                                           92.4     604.3       9.9                          706.5
                                                  --------- ---------  --------  --------------   ------------

                                                      290.0   2,396.8     130.8          (582.7)       2,234.8
                                                  --------- ---------  --------  --------------   ------------

     Permanent assets
      Investments
       CBB                                          2,390.0                            (2,390.0)
       Goodwill and negative goodwill, net            473.6      83.0      60.9                          617.5
       Investments in affiliates - 100% voting
         shares interest                            1,289.9                            (1,289.9)
       Other investments less than 100% voting
         shares interest                              126.7                36.7          (163.4)
       Other                                            1.2      34.4       3.1             6.3           45.0
                                                  --------- ---------  --------  --------------   ------------

                                                    4,281.4     117.4     100.7        (3,837.0)         662.5
                                                  --------- ---------  --------  --------------   ------------

       Property, plant and equipment                          2,938.8     337.7             1.3        3,277.8
       Deferred charges                                         131.7      37.1                          168.8
                                                  --------- ---------  --------  --------------   ------------

                                                    4,281.4   3,187.9     475.5        (3,835.7)       4,109.1
                                                  --------- ---------  --------  --------------   ------------

     TOTAL ASSETS                                   4,790.5  11,009.8   2,823.8        (7,559.5)      11,064.6
                                                  ========= =========  ========  ==============   ============


     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------


     Condensed consolidated balance sheet (continued)

                                                      AMBEV                      CONSOLIDATING
                                                    HOLDING       CBB     OTHER     ADJUSTMENTS   CONSOLIDATED
                                                  --------- ---------  --------  --------------   ------------


     LIABILITIES AND SHAREHOLDERS' EQUITY

      Current liabilities
       Suppliers                                                531.1      87.3           (47.2)         571.2
       Payable to affiliates                          770.4      19.2   1,273.0        (2,062.6)
       Payroll and related charges                     19.7     116.9       5.3                          141.9
       Loans and financing                              0.4   1,573.6     146.0                        1,720.0
       Taxes payable                                   21.9     614.1      37.5                          673.5
       Dividends and interest attributed
         to shareholders' equity payable              177.4     157.1                    (152.1)         182.4
       Other                                                    135.3      10.8            12.7          158.8
                                                  --------- ---------  --------  --------------   ------------

                                                      989.8   3,147.3   1,559.9        (2,249.2)       3,447.8
                                                  --------- ---------  --------  --------------   ------------

      Long-term liabilities
       Loans and financing                                    2,819.0      30.3             0.1        2,849.4
       Payable to affiliates                                  1,473.5                  (1,473.5)
       Accrued liability for contingencies            131.8     663.4      20.3                          815.5
       Sales tax deferrals                                      347.0                                    347.0
       Post-retirement benefits                                  53.4                                     53.4
       Deferred income tax                                       28.8       2.7                           31.5
       Other                                          147.5      67.3       0.7          (147.7)          67.6
                                                  --------- ---------  --------  --------------   ------------
                                                      279.3   5,452.4      53.8        (1,621.1)       4,164.4
                                                  --------- ---------  --------  --------------   ------------
      Minority interest                                         171.3      65.9          (148.3)          88.9
                                                  --------- ---------  --------  --------------   ------------
      Shareholder's equity                           3,521.4  2,238.9   1,144.1        (3,540.9)       3,363.5
                                                  --------- ---------  --------  --------------   ------------
     TOTAL LIABILITIES AND
       SHAREHOLDERS' EQUITY                         4,790.5  11,009.8   2,823.8        (7,559.5)      11,064.6
                                                  ========= =========  ========  ==============   ============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------


(ii)    Condensed consolidated statements of operations

                                                      AMBEV                      CONSOLIDATING
                                                    HOLDING       CBB     OTHER     ADJUSTMENTS   CONSOLIDATED
                                                  --------- ---------  --------  --------------   ------------


     NET SALES                                                6,812.3     511.3          (798.0)       6,525.6
     Cost of sales                                           (3,884.0)   (276.3)          794.1       (3,366.2)
                                                  --------- ---------  --------  --------------   ------------

     GROSS PROFIT                                             2,928.3     235.0            (3.9)        3,159.4
                                                  --------- ---------  --------  --------------   ------------

     OPERATING INCOME (EXPENSES)
       Selling, general and administrative            (25.1) (1,321.2)   (180.7)           (0.1)      (1,527.1)
       Depreciation and amortization of                        (230.4)    (26.1)                        (256.5)
          deferred charges
       Other operating income, net                    (86.9)    143.4     (13.7)           75.5          118.3
       Financial income (expense), net                 (8.2)   (874.2)    379.3                         (503.1)
       Equity in earning (losses) in affiliates       917.1                (3.2)         (913.9)
                                                  --------- ---------  --------  --------------   ------------

                                                      796.9  (2,282.4)    155.6          (838.5)      (2,168.4)
                                                  --------- ---------  --------  --------------   ------------

     OPERATING INCOME                                 796.9     645.9     390.6          (842.4)         991.0

     NON-OPERATING INCOME (EXPENSE), NET                1.9      (7.4)     (1.7)            9.5            2.3
                                                  --------- ---------  --------  --------------   ------------

     INCOME BEFORE INCOME TAXES PROFIT
       SHARING, CONTRIBUTIONS AND
          MINORITY INTEREST                           798.8     638.5      388.9         (832.9)         993.3
                                                  --------- ---------  --------  --------------   ------------
     Income tax benefit (expense)                      15.9      (26.8)    12.3           (53.3)            (51.9)
                                                  --------- ---------  --------  --------------   ------------
     INCOME BEFORE PROFIT SHARING
       CONTRIBUTIONS AND MINORITY INTEREST            814.7     611.7     401.2          (886.2)         941.4
                                                  --------- ---------  --------  --------------   ------------
       Employee and management profit                 (12.8)     (68.5)                                  (81.3)
         sharing
       Contributions to FAHZ                          (17.3)     (58.5)                                  (75.8)
                                                  --------- ---------  --------  --------------   ------------

     INCOME BEFORE MINORITY INTEREST                  784.6      484.7    401.2          (886.2)         784.3
       Minority interest                                        (31.6)     10.5            21.4            0.3
                                                  --------- ---------  --------  --------------   ------------

     NET INCOME FOR THE YEAR                          784.6      453.1    411.7          (864.8)         784.6
                                                  ========= =========  ========  ==============   ============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------


(iii)   Condensed consolidated statement of cash flows

                                                      AMBEV                      CONSOLIDATING
                                                    HOLDING       CBB     OTHER     ADJUSTMENTS   CONSOLIDATED
                                                  --------- ---------  --------  --------------   ------------


     NET CASH PROVIDED BY OPERATING ACTIVITIES         80.0    (168.6)    858.8           236.3        1,006.6
                                                  --------- ---------  --------  --------------   ------------

     CASH FLOWS FROM INVESTING ACTIVITIES
       Short-term investments                                  (997.0)    259.2                         (737.8)
       Receivables from affiliated companies          183.2     382.3    (423.4)         (384.3)        (242.2)
       Investments in affiliates and subsidiaries,
          net of cash acquired                        (98.4)    (62.8)    (58.9)                        (220.1)
       Cash acquired on the IBANN transaction         275.1    (275.1)
       Appraised rights paid to IBANN shareholders
       Acquisitions and proceeds on disposal of
          property, plant and equipment, net                   (350.9)    (53.8)                        (404.7)
       Expenditures on deferred charges                         (80.0)     (2.6)                         (82.6)
                                                  --------- ---------  --------  --------------   ------------

     Net cash provided by (used in)
       investing activities                           359.9  (1,383.5)    (2795)         (384.3)      (1,687.4)
                                                  --------- ---------  --------  --------------   ------------

     CASH FLOWS FROM FINANCING ACTIVITIES
       Loans and financing
          Issuance                                      0.4   3,251.6                       3.2        3,255.2
          Repayments, including interest                     (1,157.8)   (217.4)           31.3       (1,343.9)
       Capital subscription                            80.8                                               80.8
       Repurchase of own shares for treasury         (155.6)    (91.1)                                  (246.7)
       Premium received on sale of stock option         4.9                                                4.9
       Capital increase of minority interests in
          subsidiaries                                           (6.3)                      3.9           (2.4)
       Dividends and interest attributed to
          shareholders' equity paid                  (315.8)   (107.3)                    109.7         (313.4)
       Advances to employees for
          purchase of shares                          (54.6)     38.1                                   (16.5)
                                                  --------- ---------  --------  --------------   ------------

     Net cash provided by (used in)
       financing activities                          (439.9)  1,927.2    (217.4)          148.1        1,418.0
                                                  --------- ---------  --------  --------------   ------------

     Effects of exchange rate
       changes on cash                                          100.2                                   100.2

     NET INCREASE (DECREASE) IN CASH AND
       CASH EQUIVALENTS                                         475.4     361.9             0.1          837.4

     Cash and cash equivalents,
       at beginning of year                                     556.3      19.2            (0.1)         575.4
                                                  --------- ---------  --------  --------------   ------------

     CASH AND CASH EQUIVALENTS AT END OF YEAR                 1,031.6     381.2                        1,412.8
                                                  ========= =========  ========  ==============   ============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------


(C)     CONSOLIDATING SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2000

(i)     Condensed consolidated balance sheet


                                                      AMBEV                                   CONSOLIDATING
     ASSETS                                         HOLDING    BRAHMA  ANTARCTICA     OTHER     ADJUSTMENTS   CONSOLIDATED
                                                  --------- ---------  ----------  --------  --------------   ------------

      Current Asset
       Cash and cash equivalents                                488.7     86.7                                     575.4
       Short-term investments                                   452.9                                               452.9
       Trade accounts receivable, net                           497.9    186.6                                     684.5
       Taxes recoverable                               26.6     154.9     65.5                                     247.0
       Inventories                                              426.8    164.2                                     591.0
       Other                                            2.5     106.9     27.4                                     136.8
                                                  --------- ---------  ----------  --------  --------------   ------------
                                                       29.1   2,128.1    530.4                                   2,687.6
                                                  --------- ---------  ----------  --------  --------------   ------------
     Long-term assets
      Receivables from affiliated companies                   1,594.6                             (1,546.6)           48.0
      Deferred income tax                              38.7     374.9    582.5                                       996.1
      Other taxes recoverable                                            288.0                                       288.0
      Other                                                     286.8    168.2                                       455.0
                                                  --------- ---------  ----------  --------  -------------    ------------
                                                       38.7   2,256.3  1,038.7                    (1,546.6)        1,787.1
                                                  --------- ---------  ----------  --------  --------------   ------------
     Permanent Assets
      Investments
       Goodwill and negative goodwill, net           573 .2      41.6                                                614.8
       Investments in affiliates -
         100% voting shares interest
          - Brahma                                  2,545.6                                       (2,545.6)
          - Antarctica                                246.0                                         (246.0)
         Other                                                   32.2     12.6                                        44.8
                                                  --------- ---------  ----------  --------  --------------   ------------
                                                    3,364.8      73.8     12.6                    (2,791.6)          659.6
      Property, plant and equipment                           1,757.2  1,496.6                       (49.5)        3,204.3
      Deferred charges                                          154.0    147.1                                       301.1
                                                  --------- ---------  ----------  --------  --------------   ------------
                                                    3,364.8   1,985.0  1,656.3                    (2,841.1)        4,165.0
                                                  --------- ---------  ----------  --------  --------------   ------------
     TOTAL ASSETS                                   3,432.6   6,369.4  3,225.4                    (4,387.7)        8,639.7
                                                  ========= =========  ==========  ========  ==============   ============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------


     Condensed consolidated balance sheet (continued)



                                                      AMBEV                                   CONSOLIDATING
     LIABILITIES AND SHAREHOLDERS' EQUITY           HOLDING    BRAHMA  ANTARCTICA     OTHER     ADJUSTMENTS   CONSOLIDATED
                                                  --------- ---------  ----------  --------  --------------   ------------
      Current liabilities
       Suppliers                                        2.6     439.8     136.8                                      579.2
       Payable to affiliates                           54.7       3.4   1,371.3       117.2       (1,546.6)
       Payroll and related charges                      3.7      90.1      18.3                        3.6           115.7
       Loans and financing                                      996.3     269.0                                    1,265.3
       Taxes payable                                            354.2     126.7                        1.8           482.7
       Dividends and interest attributed
         to shareholders' equity payable              156.5      82.7       1.8                      (81.7)          159.3
       Other                                            8.2      79.3       7.5         2.3            0.1            97.4
                                                  --------- ---------  ----------  --------  --------------   ------------
                                                      225.7   2,045.8   1,931.4       119.5       (1,622.8)        2,699.6
                                                  --------- ---------  ----------  --------  --------------   ------------
      Long-term liabilities
       Loans and financing                                      850.0      77.6                                      927.6
       Accrued liability for contingencies                      415.4     492.7                      (30.1)          878.0
       Sales tax deferrals                                      470.0                                                470.0
       Deferred income tax                                       24.3      28.9                                       53.2
       Other                                          119.4       4.3      17.5                     (119.5)           21.7
                                                  --------- ---------  ----------  --------  --------------   ------------
                                                      119.4   1,764.0     616.7                     (149.6)        2,350.5
                                                  --------- ---------  ----------  --------  --------------   ------------
      Minority interest                                          81.2     431.3                                      512.5

      Shareholders' equity                          3,087.5   2,478.3     246.0      (119.5)      (2,615.3)        3,077.0
                                                  --------- ---------  ----------  --------  --------------   ------------
     TOTAL LIABILITIES AND
      SHAREHOLDERS' EQUITY                          3,432.6   6,369.3   3,225.4                   (4,387.7)        8,639.6
                                                  ========= =========  ==========  ========  ==============   ============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------



(ii)    Condensed consolidated statement of operations

                                                      AMBEV                                   CONSOLIDATING
                                                    HOLDING    BRAHMA  ANTARCTICA     OTHER     ADJUSTMENTS   CONSOLIDATED
                                                  --------- ---------  ----------  --------  --------------   ------------
     NET SALES                                                4,044.1   1,340.3                     (134.0)        5,250.4
     Cost of sales                                           (2,140.7)   (837.0)                     134.0        (2,843.7)
                                                  --------- ---------  ----------  --------  --------------   ------------
     GROSS PROFIT                                             1,903.4     503.3                                    2,406.7
                                                  --------- ---------  ----------  --------  --------------   ------------
     OPERATING INCOME (EXPENSES)
      Selling, general and administrative             (58.9)   (859.7)   (371.3)                       1.3        (1,288.6)
      Depreciation and amortization of deferred                (107.9)    (94.4)                                    (202.3)
       charges
      Other operating income, net                     (90.7)   (130.7)   (125.1)                      86.4          (260.1)
      Financial income (expense), net                  (5.2)     33.5    (306.6)      (45.7)                        (324.0)
      Equity in earning of affiliates                 645.5                 0.8                     (646.5)           (0.2)
                                                  --------- ---------  ----------  --------  --------------   ------------
                                                      490.7  (1,064.8)   (896.6)      (45.7)        (558.8)       (2,075.2)
                                                  --------- ---------  ----------  --------  --------------   ------------
     OPERATING INCOME (LOSS)                          490.7     838.6    (393.3)      (45.7)        (558.8)          331.5

     NON-OPERATING INCOME (EXPENSE), NET              (53.3)     64.3      45.0                       (3.1)           52.9

     INCOME BEFORE INCOME TAX, PROFIT SHARING
       CONTRIBUTIONS AND MINORITY INTEREST            437.4     902.9    (348.3)      (45.7)        (561.9)          384.4
                                                  --------- ---------  ----------  --------  --------------   ------------
     Income tax benefit (expense)                      35.1     105.2     265.1                                      405.4
                                                  --------- ---------  ----------  --------  --------------   ------------
     INCOME (LOSS) BEFORE PROFIT SHARING
       CONTRIBUTIONS AND MINORITY INTEREST            472.5   1,008.1     (83.2)      (45.7)        (561.9)          789.8

      Employee and management profit sharing           (2.3)    (48.0)     (3.4)                                     (53.7)
                                                  --------- ---------  ----------  --------  --------------   ------------
     INCOME (LOSS) BEFORE MINORITY INTEREST           470.2     960.1     (86.6)      (45.7)        (561.9)          736.1
      Minority interest                                           7.1      (7.2)                    (265.8)         (265.9)
                                                  --------- ---------  ----------  --------  --------------   ------------
     NET INCOME (LOSS) FOR THE YEAR                   470.2     967.2     (93.8)      (45.7)        (827.7)          470.2
                                                  ========= =========  ==========  ========  ==============   ============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN MILLIONS OF REAIS, UNLESS OTHERWISE STATED
     -------------------------------------------------------------------------



(iii)   Condensed consolidated statement of cash flows

                                                      AMBEV                                   CONSOLIDATING
                                                    HOLDING    BRAHMA  ANTARCTICA     OTHER     ADJUSTMENTS   CONSOLIDATED
                                                  --------- ---------  ----------  --------  --------------   ------------

     NET CASH PROVIDED BY OPERATING
      ACTIVITIES                                      135.3   1,526.5      11.3                     (258.1)        1,415.0
                                                  --------- ---------  ----------  --------  --------------   ------------
     CASH FLOWS FROM INVESTING ACTIVITIES
      Short-term investments                                    (1718)                                              (171.8)
       Receivables from affiliated companies                 (1,495.7)                             1,495.7
       Investments in affiliates and
       subsidiaries, net of cash acquired                       (22.3)                                               (22.3)
       Acquisitions and proceeds on disposal
       of property, plant and equipment, net                   (169.0)    111.9                        7.5           (49.6)
       Expenditures on deferred charges                         (22.1)     (6.7)                                     (28.8)
                                                  --------- ---------  ----------  --------  --------------   ------------
     Net cash provided by (used in) investing
      activities                                             (1,880.9)    105.2                    1,503.2          (272.5)
                                                  --------- ---------  ----------  --------  --------------   ------------

     CASH FLOWS FROM FINANCING ACTIVITIES
      Loans and financing
       Issuance                                                 633.4     281.5                     (101.5)           813.4
       Repayments, including interest                        (1,028.0) (1,698.5)                                  (2,726.5)
       Related parties loans                                            1,371.2                   (1,371.2)
      Repurchase of own shares for treasury                     (10.5)                                               (10.5)
      Capital increase of minority in
       subsidiaries                                             139.5                                                139.5
      Dividends, return of capital and interest
       attributed to shareholders' equity paid       (135.3)   (275.4)    (38.0)                     227.6          (221.1)
      Advances to employees for purchase of
        shares                                                  (60.5)                                               (60.5)
                                                  --------- ---------  ----------  --------  --------------   ------------
     Net cash used in financing activities           (135.3)   (601.5)    (83.8)                  (1,245.1)       (2,065.7)

     EFFECTS OF EXCHANGE RATES CHANGES
      ON CASH                                                    28.3                                                 28.3

     NET INCREASE (DECREASE) IN CASH AND CASH
      EQUIVALENTS                                              (927.6)     32.7                                     (894.9)

     Cash and cash equivalents, at beginning of
     year                                                     1,416.3      54.0                                    1,470.3
                                                  --------- ---------  ----------  --------  --------------   ------------
     CASH AND CASH EQUIVALENTS AT END OF
      YEAR                                                      488.7      86.7                                      575.4
                                                  ========= =========  ==========  ========  ==============   ============



                                    * * *

                      CONTINUA{c,}{a~}O FOLHA DE CONTROLE

                              G:\DEC\AMBEV02.MOD[